AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 1, 1996

                                             REGISTRATION NO. 33-98062
                                                              811-8814

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     |_|
                        PRE-EFFECTIVE AMENDMENT NO.  1                 |X|
                                                    ----
                        POST-EFFECTIVE AMENDMENT NO.                   |_|
                                                    ----
                                       and

       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 |_|
                               Amendment No. 3                         |X|
                                            ---

                        COMPANION LIFE SEPARATE ACCOUNT C
                           (EXACT NAME OF REGISTRANT)

                        COMPANION LIFE INSURANCE COMPANY
                               (NAME OF DEPOSITOR)

               401 THEODORE FREMD AVENUE, RYE, NEW YORK 10580-1493
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

                DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE
                                 (914) 921-0350

NAME AND ADDRESS OF
  AGENT FOR SERVICE:                       COPY TO:
Kenneth W. Reitz, Esquire                  Frederick R. Bellamy, Esquire
Mutual of Omaha Companies                  Sutherland, Asbill & Brennan
Mutual of Omaha Plaza, 3-Law               1275 Pennsylvania Avenue, N.W.
Omaha, Nebraska 68175-1008                 Washington, D.C. 20004-2404

                  Approximate date of proposed public offering:
    As soon as practicable after effectiveness of the Registration Statement

        Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant declares that an indefinite amount of Ultrannuity Series V Variable Annuity Policies are being registered under the Securities Act of 1933.
The Securities Act registration fee of $500 was paid with the initial filing.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), SHALL DETERMINE.

                              CROSS REFERENCE SHEET
                              Pursuant to Rule 495


                   Showing Location in Part A (Prospectus) and
                  Part B (Statement of Additional Information)
          OF REGISTRATION STATEMENT OF INFORMATION REQUIRED BY FORM N-4

                                     PART A
                                    ---------


ITEM OF FORM N-4                                          PROSPECTUS CAPTION
-----------------                                      -----------------------

1.   Cover Page....................................    Cover Page

2.   Definitions...................................    Definitions

3.   Synopsis......................................    Summary; Historical Performance Data

4.   Condensed Financial Information...............    Financial Statements

5.   General
     (a) Depositor.................................    Companion Life Insurance Company
     (b) Registrant................................    The Variable Account
     (c) Portfolio Company.........................    The Series Funds
     (d) Fund Prospectus...........................    The Series Funds
     (e) Voting Rights.............................    Voting Rights

6.   Deductions and Expenses
     (a) General...................................    Charges and Deductions
     (b) Sales Load %..............................    Withdrawal Charge
     (c) Special Purchase Plan.....................    N/A
     (d) Commissions...............................    Distributor of the Policies
     (e) Expenses - Registrant.....................    N/A
     (f) Fund Expenses.............................    Expenses Including Investment
                                                       Advisory Fees
     (g) Organizational Expenses...................    N/A

7.   Policies
     (a) Persons with Rights.......................    The Policy; Election of Annuity Option; Determination of
                                                       Annuity Payments; Annuity Starting Date; Ownership of
                                                       the Policy; Voting Rights
     (b) (i)   Allocation of Premium
               Payments............................    Allocation of Purchase Payments
         (ii)  Transfers...........................    Transfers
         (iii) Exchanges...........................    N/A
     (c) Changes...................................    Addition, Deletion or Substitution of Investments; Election
                                                       of Annuity Option; Annuity Starting Date; Beneficiary;
                                                       Ownership of the Policy
     (d) Inquiries.................................    Summary

8.   Annuity Period................................    Payout Options

                                                - 2 -

9.   Death Benefit.................................    Death of Annuitant or Owner Prior to Annuity Starting
                                                       Date

10.  Purchase and Policy Values

     (a) Purchases.................................    Policy Application and Issuance of Policies; Purchase
                                                       Payments
     (b) Valuation.................................    Accumulation Value; The Variable Account Value
     (c) Daily Calculation.........................    The Variable Account Value
     (d) Underwriter...............................    Distributor of the Policies

11.  Redemptions
     (a) By Owners.................................    Withdrawals
         By Annuitant..............................    N/A
     (b) Check Delay...............................    Payment not Honored by Bank
     (c) Lapse.....................................    N/A
     (d) Free Look.................................    Summary

12.  Taxes.........................................    Certain Federal Income Tax Consequences

13.  Legal Proceedings.............................    Legal Proceedings

14.  Table of Contents for the
     Statement of                                      Statement of Additional
     Additional Information........................    Information


                                               PART B
                                               ------

ITEM OF FORM N-4                                                 Statement of Additional
----------------                                                 INFORMATION CAPTION
                                                                ------------------------
15.  Cover Page....................................    Cover Page

16.  Table of Contents.............................    Table of Contents

17.  General Information
     and History...................................    (Prospectus) Companion Life Insurance Company

18.  Services
     (a) Fees and Expenses
         of Registrant.............................    N/A
     (b) Management Policies.......................    N/A
     (c) Custodian.................................    Custody of Assets
         Independent
         Auditors  ................................    Independent Auditors
     (d) Assets of Registrant......................    Custody of Assets
     (e) Affiliated Person.........................    N/A
     (f) Principal Underwriter.....................    Distribution of the Policies

19.  Purchase of Securities
     Being Offered.................................    Distribution of the Policies

                                                - 3 -

     Offering Sales Load...........................    N/A

20.  Underwriters..................................    Distribution of the Policies; (Prospectus) Distributor of the
                                                       Policies
21.  Calculation of Performance
     Data..........................................    Calculation of Yields and Total Returns; Other
                                                       Performance Data
22.  Annuity Payments..............................    (Prospectus) Election of Payout Option; (Prospectus)
                                                       Determination of Annuity Payments
23.  Financial Statements..........................    Financial Statements


                           PART C -- OTHER INFORMATION
                           ---------------------------

ITEM OF FORM N-4                                          PART C CAPTION
----------------                                          --------------
24.  Financial Statements
     and Exhibits..................................    Financial Statements and Exhibits
     (a) Financial Statements......................    Financial Statements
     (b) Exhibits..................................    Exhibits

25.  Directors and Officers of.....................    Directors and Officers of the
     the Depositor.................................    Depositor

26.  Persons Controlled By or Under Common Control     Persons Controlled By or Under Common
     with the Depositor or Registrant .............    Control with the Depositor or Registrant

27.  Number of Policyowners........................    Number of Policyowners

28.  Indemnification...............................    Indemnification

29.  Principal Underwriters........................    Principal Underwriters

30.  Location of Accounts
     and Records...................................    Location of Accounts and Records

31.  Management Services...........................    Management Services

32.  Undertakings..................................    Undertakings

     Signature Page................................    Signatures

                                                - 4 -

Prospectus                                                     November 15, 1996
                    THE ULTRANNUITY SERIES V VARIABLE ANNUITY
                    =========================================

                                 Issued Through

                        COMPANION LIFE SEPARATE ACCOUNT C

                                       by

                        COMPANION LIFE INSURANCE COMPANY

     This Prospectus describes the Ultrannuity Series V Variable Annuity Policy (the "Policy"), a Flexible Payment Variable Deferred Annuity offered by Companion Life Insurance Company. The Policy is designed to aid in long-term financial planning and provides for the accumulation of capital by individuals on a tax-deferred basis for retirement or other long-term purposes.

     The Owner may allocate Purchase Payments to one or more of the eighteen Eligible investments, which are the seventeen Subaccounts of the Companion Life Separate Account C (the "Variable Account") and the Fixed Account. Assets of each Subaccount of the Variable Account are invested in a corresponding mutual fund Portfolio. The Portfolios are described in separate prospectuses that accompany this Prospectus. The Policy's available investment options are:

ALGER AMERICAN GROWTH PORTFOLIO
ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO
FEDERATED PRIME MONEY FUND II ("MONEY MARKET")PORTFOLIO
FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II PORTFOLIO
FIDELITY VIP II ASSET MANAGER: GROWTH PORTFOLIO
FIDELITY VIP EQUITY-INCOME PORTFOLIO
FIDELITY CONTRAFUND PORTFOLIO
MFS EMERGING GROWTH PORTFOLIO
MFS HIGH INCOME FUND PORTFOLIO
MFS RESEARCH PORTFOLIO
MFS WORLD GOVERNMENT PORTFOLIO
SCUDDER INTERNATIONAL PORTFOLIO
T. ROWE PRICE EQUITY INCOME PORTFOLIO
T. ROWE PRICE INTERNATIONAL PORTFOLIO
T. ROWE PRICE LIMITED-TERM BOND PORTFOLIO
T. ROWE PRICE NEW AMERICA GROWTH PORTFOLIO
T. ROWE PRICE PERSONAL STRATEGY BALANCED PORTFOLIO
FIXED ACCOUNT

     The Accumulation Value in the Variable Account will vary in accordance with the investment performance of the Subaccounts selected by the Owner. Therefore, the Owner bears the entire investment risk under this Policy for all amounts allocated to the Variable Account. Amounts allocated to the Fixed Account are guaranteed by Companion Life Insurance Company ("Companion") and will earn a specified rate of interest declared periodically.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     AN INTEREST IN THE POLICY IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY ANY BANK, NOR IS THE POLICY FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

     This Prospectus sets forth the information that a prospective investor should consider before investing in a Policy. A Statement of Additional Information about the Policy and the Variable Account, which has the same date as this Prospectus, has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Statement of Additional Information is available at no cost to any person requesting a copy by writing Companion at its Service Office (Companion Annuity Service Division, P.O. Box 419241, Kansas City, Missouri 64141-6821) or by calling 1-800-494-0067. The table of contents of the Statement of Additional Information is included at the end of this Prospectus.

     The Policy may be purchased with an initial Purchase Payment of at least $5,000, and an Owner generally may pay additional Purchase Payments of at least $500 each (but no additional Purchase Payments are required).

     The Policy provides for periodic annuity payments to be made by Companion to the Owner, if living, for the life of the Annuitant or for some other period, beginning on the Annuity Starting Date selected by the Owner. Prior to the Annuity Starting Date, the Owner can transfer Accumulation Value among the Eligible Investments, that is, among the Fixed Account and the seventeen Subaccounts of the Variable Account (some prohibitions and restrictions apply, especially on transfers out of the Fixed Account). The Owner can also elect to withdraw all or a portion of the Cash Surrender Value; however, withdrawals may be taxable, subject to a Withdrawal Charge and/or a tax penalty, and withdrawals from the Fixed Account may be delayed.

     THIS PROSPECTUS AND THE STATEMENT OF ADDITIONAL INFORMATION GENERALLY DESCRIBE ONLY THE POLICIES AND THE VARIABLE ACCOUNT, EXCEPT WHEN THE FIXED ACCOUNT IS SPECIFICALLY MENTIONED.

                      PLEASE READ THIS PROSPECTUS CAREFULLY
                       AND RETAIN IT FOR FUTURE REFERENCE.


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

                 THIS PROSPECTUS MUST BE ACCOMPANIED OR PRECEDED
                   BY A CURRENT PROSPECTUS FOR EACH PORTFOLIO

                                TABLE OF CONTENTS
                               -------------------
                                                                          Page
                                                                         -----
DEFINITIONS ...........................................................    4
SUMMARY................................................................    6
FINANCIAL STATEMENTS...................................................   11
COMPANION LIFE INSURANCE COMPANY.......................................   11
THE ELIGIBLE INVESTMENTS...............................................   12
         The Variable Account..........................................   12
         Historical Performance Data...................................   15
             Standardized Performance Data.............................   15
             Non-Standardized Performance Data.........................   16
         The Fixed Account.............................................   18
         Transfers.....................................................   19
         Dollar Cost Averaging.........................................   20
         Asset Allocation Program......................................   20
THE POLICY.............................................................   20
         Policy Application and Issuance of Policies...................   21
         Purchase Payments.............................................   21
         Accumulation Value............................................   22
DISTRIBUTIONS UNDER THE POLICY.........................................   22
         Withdrawals...................................................   22
         Systematic Withdrawal Plan....................................   23
         Annuity Payments..............................................   23
             Annuity Starting Date.....................................   23
             Election of Payout Option.................................   23
             Payout Options............................................   24
         Death Benefit.................................................   25
             Death of Owner Prior to Annuity Starting Date.............   25
             Death of Owner On or After Annuity Starting Date..........   25
             Beneficiary...............................................   26
         IRS Required Distributions....................................   26
CHARGES AND DEDUCTIONS.................................................   26
         Withdrawal Charge.............................................   26
         Mortality and Expense Risk Charge ............................   27
         Administrative Charges........................................   27
         Transfer Fee..................................................   27
Federal, State and Local Taxes.........................................   27
Other Expenses Including Investment Advisory Fees......................   27
CERTAIN FEDERAL INCOME TAX CONSEQUENCES................................   28
         Tax Status of the Policy......................................   28
         Taxation of Annuities.........................................   28
DISTRIBUTOR OF THE POLICIES............................................   31
VOTING RIGHTS..........................................................   31
LEGAL PROCEEDINGS......................................................   31
STATEMENT OF ADDITIONAL INFORMATION....................................   32

                                   DEFINITIONS
                                   -----------
ACCUMULATION UNIT -- An accounting unit of measure used in calculating the Accumulation Value in the Variable Account prior to the Annuity Starting Date.

ACCUMULATION VALUE -- The dollar value as of any Valuation Date prior to the Annuity Starting Date of all amounts in the Variable Account, plus the value in the Fixed Account.

ANNIVERSARY VALUE -- An amount equal to the Accumulation Value on a Policy Anniversary.

ANNUITANT  --  The  person  on  whose  life  Annuity  Payments   involving  life
contingencies are based. If the Annuitant is other than the Owner, the Annuitant has no rights under the Policy.

ANNUITY PAYMENT -- A payment made by Companion under an annuity Payout Option.

ANNUITY STARTING DATE -- The date upon which Annuity Payments are to begin. The latest Annuity Starting Date permitted is when the Annuitant attains age 90.

BENEFICIARY -- The person(s) or other legal entity listed by the Owner in the Policy application and referred to in the Policy as the named beneficiary. In the case of joint Owners, the surviving joint Owner is the primary Beneficiary and the named Beneficiary is the contingent Beneficiary. If the named Beneficiary does not survive the Owner, the estate of the Owner is the Beneficiary.

CASH SURRENDER VALUE -- The Accumulation Value less any applicable Withdrawal Charge and any applicable Policy Fee.

COMPANION -- Companion Life Insurance Company, the issuer of the Policies.

CURRENT INTEREST RATE GUARANTEE -- Companion's guarantee to pay a declared current interest rate on amounts under a Policy allocated to the Fixed Account. A particular Current Interest Rate Guarantee will be in effect for at least one year.

DATE OF ISSUE -- The date the  Policy is  issued,  as shown on the  Policy  Data
Page.

DUE PROOF OF DEATH -- A certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, a written statement by the attending physician, or any other proof satisfactory to Companion will constitute Due Proof of Death.

ELIGIBLE INVESTMENTS -- The Fixed Account and any of the Subaccounts of the Variable Account.

FIXED ACCOUNT -- The account which consists of general account assets of Companion Life Insurance Company.

NONQUALIFIED POLICY -- A Policy other than a Qualified Policy.

PAYEE -- The person who receives Annuity Payments under the Policy.

PAYOUT OPTION -- Any method of payment of Policy Proceeds under the Policy.

POLICY -- The variable annuity policy offered by this Prospectus.

POLICY ANNIVERSARY -- The same month and day as the Date of Issue in each calendar year after the calendar year in which the Date of Issue occurs.

POLICY OWNER OR OWNER(S) -- The person(s) who may exercise all rights and privileges under the Policy. If there are joint Owners, the signatures of both Owners are needed to exercise rights under the Policy. The Policy Owner may change the ownership of the Policy or pledge it as collateral by assigning it.

POLICY YEAR -- A Policy Year begins on the Date of Issue and each Policy Anniversary.
                                      -4-

PORTFOLIO -- A Series Fund's separate investment series that is available under the Policy.

PURCHASE PAYMENT -- An amount paid to Companion by the Policy Owner or on the Policy Owner's behalf as consideration for the benefits provided by, and in accordance with the provisions of, the Policy.

PROCEEDS -- The death benefit or the Accumulation Value reduced by any Withdrawal Charge.

QUALIFIED POLICY -- A Policy that receives favorable tax treatment under Section 401, 403, 408, or 457 of the Internal Revenue Code of 1986, as amended.

SERIES FUNDS -- Alger American Fund, Insurance Management Series, Variable Insurance Products Fund, Variable Insurance Products Fund II, MFS Variable Insurance Trust, Scudder Variable Life Investment Fund, T. Rowe Price International Series, Inc., T. Rowe Price Fixed Income Series, Inc., and T. Rowe Price Equity Series, Inc., each of which is a diversified, open-end management company in which the Variable Account invests.

SERVICE OFFICE - Companion Annuity Service Division, P.O. Box 419241, Kansas City, Missouri 64141-6281. Telephone: 1-800-494-0067.

SUBACCOUNT -- A segregated account within the Variable Account which invests in a specified Portfolio of one of the Series Funds.

VALUATION DATE -- Each day that the New York Stock Exchange is open for trading.

VALUATION PERIOD -- The period commencing at the close of business of the New York Stock Exchange on each Valuation Date and ending at the close of business for the next succeeding Valuation Date.

VARIABLE ACCOUNT -- Companion Life Separate Account C, a separate account maintained by Companion in which a portion of Companion's assets has been allocated for the Policy and certain other policies.

WRITTEN NOTICE OR REQUEST -- Written notice, signed by the Policy Owner, that gives Companion the information it requires and is received at the Service Office.

                    THE ULTRANNUITY SERIES V VARIABLE ANNUITY
                    -----------------------------------------

                                     SUMMARY
                                     -------

THE POLICY
     The Ultrannuity Series V Variable Annuity is a Flexible Payment Variable Deferred Annuity Policy. The Policy can be purchased on a non-tax qualified basis ("Nonqualified Policy") or in connection with certain plans qualifying for favorable federal income tax treatment ("Qualified Policy"). The Owner allocates the Purchase Payments among the Eligible Investments offered under the Policy by Companion Life Insurance Company ("Companion"). These Eligible Investments are the seventeen Subaccounts of Companion Life Separate Account C (the "Variable Account") and the Fixed Account.

THE ELIGIBLE INVESTMENTS
     THE  VARIABLE  ACCOUNT.  The Variable  Account is a  segregated  investment account of Companion. It is divided into Subaccounts, each of which invests exclusively in shares of a corresponding mutual fund Portfolio. The available Portfolios are: the Alger American Growth Portfolio and the Alger American Small Capitalization Portfolio of the Alger American Fund ("Alger Fund"); the Federated Prime Money Fund II Portfolio and the Federated Fund for U.S. Government Securities II Portfolio of the Insurance Management Series Trust ("Insurance Management Series"); the Fidelity VIP Equity-Income Portfolio of the Variable Insurance Products Fund ("Fidelity VIP Fund"); the Fidelity VIP II Asset Manager: Growth Portfolio and the Fidelity Contrafund Portfolio of the Variable Insurance Products Fund II ("Fidelity VIP Fund II"); the MFS Emerging Growth Portfolio, the MFS High Income Fund Portfolio, the MFS Research Portfolio, and the MFS World Government Portfolio of the MFS Variable Insurance Trust ("MFS Trust"); the Scudder International Portfolio of the Scudder Variable Life Investment Fund ("Scudder Fund"); the T. Rowe Price International Stock
Portfolio of T. Rowe Price International Series, Inc. ("T. Rowe Price International Series"); the T. Rowe Price Limited-Term Bond Portfolio of T. Rowe Price Fixed Income Series, Inc. ("T. Rowe Price Fixed Income Series"); the T. Rowe Price Personal Strategy Balanced Portfolio, the T. Rowe Price New America Growth Portfolio and T. Rowe Price Equity Income Portfolio of T. Rowe Price
Equity Series, Inc. ("T. Rowe Price Equity Series") (each of the Alger Fund, Insurance Management Series, Fidelity VIP Fund, Fidelity VIP Fund II, MFS Trust, Scudder Fund, T. Rowe Price International Series, T. Rowe Price Fixed Income Series, and T. Rowe Price Equity Series are referred to as the "Series Funds"). Because the Accumulation Value will increase or decrease in accordance with the investment experience of the selected Subaccounts, the Owner bears the entire investment risk with respect to Purchase Payments allocated to, and amounts transferred to, the Variable Account. (See "The Variable Account," p.12.)
     THE FIXED ACCOUNT. The Fixed Account guarantees safety of principal and a minimum 3% effective annual return on Purchase Payments allocated to, and amounts transferred to, the Fixed Account. Companion may, IN ITS SOLE DISCRETION, declare a higher current interest rate. A current interest rate is guaranteed for at least one year. (See "The Fixed Account," p.19.)

PURCHASE PAYMENTS
     A Policy may be purchased with an Initial Purchase Payment of at least $5,000 either on a non-tax qualified basis ("Nonqualified Policy") or in connection with retirement plans or individual retirement accounts that qualify for favorable federal income tax treatment ("Qualified Policy"). An Owner may pay additional Purchase Payments of at least $500 each at any time prior to the Annuity Starting Date and up to the Policy Anniversary next following such Owner's 83rd birthday. There is no deduction from Purchase Payments for sales or administrative expenses, although there is a Withdrawal Charge.
(See "Withdrawal Charge," p. 26.)
     Purchase Payments will be allocated among the Eligible Investments (that is, among the Fixed Account and/or the Subaccounts of the Variable Account) in accordance with the allocation percentages specified by the Owner in the Policy application. Any allocation must be in whole percentages, and the total allocation must equal 100%. (The Policy provides for a "Free Look Period" during which the Owner can return the Policy for a full refund of the Accumulation Value.) Allocations for additional Purchase Payments may be changed by sending Written Notice to Companion's Service Office.

TRANSFERS
     An Owner can transfer Accumulation Value from one Subaccount to another Subaccount or to the Fixed Account with certain limitations. The minimum amount which may be transferred is the lesser of $500 or the entire Subaccount Value. HOWEVER, following a transfer out of a particular Subaccount, at least $500 must remain in that Subaccount. Transfers out of the Variable Account currently may be made as often as the Owner wishes by sending Written Notice to the Service Office.

     There is no charge for the first 12 transfers during any Policy Year. However, a charge of $10 may be imposed for any transfers from Subaccounts in excess of 12 per Policy Year. No such charge will be imposed on transfers out of the Fixed Account.
     Transfers from the Fixed Account to one or more Subaccounts of the Variable Account may be made only once each Policy Year. The maximum amount that can be transferred out of the Fixed Account during any Policy Year will be determined periodically by Companion. Such amount will not be less than 10% of the Fixed Account Value on the date of the transfer. (See "Transfers," p. 19.) Transfers from the Fixed Account may be delayed up to 6 months.

WITHDRAWALS
     The Owner may elect to surrender the Policy for its Cash Surrender Value, or to withdraw a portion of the Cash Surrender Value ($500 minimum) at any time prior to the earlier of the Owner's death or the Annuity Starting Date and after the Annuity Starting Date if Payment Option 2 is elected as a variable annuity payment option. The Cash Surrender Value equals the Accumulation Value less any applicable Withdrawal Charge and any applicable Policy Fee. A surrender or withdrawal request must be made by Written Request, and a request for a partial withdrawal may specify the Eligible Investment(s) from which the withdrawal is to be made, but no more than a pro-rata amount can be deducted from the Fixed Account. If the Owner does not provide specific withdrawal instructions, the withdrawal will be made pro-rata from each Eligible Investment. There is currently no limit on the frequency or timing of withdrawals from the Variable Account, but surrenders and partial withdrawals from the Fixed Account may be delayed for up to six months. Withdrawals may be taxable, and subject to a Withdrawal Charge and/or a tax penalty.(See "Federal, State and Local Taxes," p. 27.) If the Contract is issued pursuant to a Qualified Plan, withdrawals may be restricted by applicable law or the terms of the Qualified Plan.

CHARGES AND DEDUCTIONS
     WITHDRAWAL CHARGE. In order to permit maximum investment of Purchase Payments, Companion does not deduct sales or other charges at the time of investment. However, Purchase Payments surrendered or withdrawn within seven years after they were made will be subject to a Withdrawal Charge to partially cover sales expenses, but each Policy Year up to 15% of the Accumulation Value may be withdrawn as of the date of the first withdrawal that Policy Year without imposition of the Withdrawal Charge. In addition, amounts applied to provide a death benefit or applied after the second Policy Year to the Payout Option that provides a Lifetime Income (Option 4) will not be subject to a Withdrawal Charge. The applicable Withdrawal Charge is calculated separately as to each Purchase Payment based on the period of time elapsed since the Purchase Payment was made. There will be no Charge imposed on any Purchase Payments in connection with a withdrawal or surrender that occurs more than seven years after the Purchase Payment was made. The Withdrawal Charge is 7% of any Purchase Payment withdrawn within one year after the Purchase Payment is made, and the percentage declines by 1% each year to zero after the seventh year following the date of the Purchase Payment. For purposes of calculating the Withdrawal Charge, the oldest Purchase Payment is deemed to be withdrawn first (a first-in, first-out arrangement), and all Purchase Payments are deemed to be withdrawn before any earnings. (See "Withdrawal Charge," p. 26.)
     ACCOUNT CHARGES. Companion deducts a daily charge equal to a percentage of the net assets in the Variable Account for the mortality and expense risks assumed by Companion. The annual rate of this charge is 1.00% of the value of each Subaccount's net assets. (See "Mortality and Expense Risk Charge," p. 27.)
     Companion also deducts a daily Administrative Expense Charge from the net assets of the Variable Account to partially cover expenses incurred by Companion in connection with the administration of the Variable Account and the Policies. The annual rate of this charge is .20% of the value of each Subaccount's net assets. (See "Administrative Charges," p. 27.)
     The account charges for mortality and expense risks and administrative expenses are guaranteed not to increase.
     ANNUAL POLICY FEE. There is also an annual Policy Fee for Policy maintenance and related administrative expenses. This fee is $30 per year and is deducted from the Accumulation Value on the last Valuation Date of each Policy Year (and upon complete surrender of the Policy). This fee will be waived if the Accumulation Value is greater than $50,000 on the last Valuation Date of the applicable Policy Year. This fee will not be increased in the future. (See "Administrative Charges," p. 27.)
     TRANSFER FEE. No fee is imposed for transfers from the Fixed Account or for the first 12 transfers from Subaccounts of the Variable Account in each Policy Year. However, a $10 Transfer Fee may be imposed for the thirteenth and each subsequent request to transfer Accumulation Value from a Subaccount during a single Policy Year. This fee will not be increased in the future. (See "Transfer Fee," p. 27.)
     TAXES. No deductions are currently made for federal, state, or local income taxes. Should Companion determine that charges for any such taxes should be imposed with respect to any of the Accounts, Companion may deduct such taxes or the economic burden thereof from Purchase Payments or from amounts held in the relevant Account. (See "Federal, State and Local Taxes," p. 27.)

     CHARGES AGAINST THE SERIES FUNDS. The value of the net assets of the Subaccounts of the Variable Account will reflect the investment advisory fee and other expenses incurred by the Portfolios of the Series Funds. (See "Other Expenses Including Investment Advisory Fees," p. 27.)
     EXPENSE DATA. The charges and deductions are summarized in the following table. The purpose of this table is to help the Owner understand the costs and expenses that the Owner will bear directly and indirectly. This table and the examples that follow should be considered only in conjunction with the detailed descriptions under the heading "Charges and Deductions" of this prospectus. This tabular information regarding expenses assumes that the entire Accumulation Value is in the Variable Account and reflects expenses of the Variable Account as well as of the Portfolios.

POLICY OWNER TRANSACTION EXPENSES
================================================================================
--------------------------------------------------------------------------------
     Maximum Withdrawal Charge (as a % of each                               7%
          Purchase Payment Surrendered)1/
--------------------------------------------------------------------------------
               Transfer Fee              First 12 Transfers Per Year:     NO FEE
                                         More Than 12 in One Year:      $10 each
================================================================================

VARIABLE ACCOUNT ANNUAL EXPENSES (as a percentage of account value)
================================================================================
                     Mortality and Expense Risk Fees                      1.00%
--------------------------------------------------------------------------------
                      Administrative Expense Charge                       0.20%
--------------------------------------------------------------------------------
                 Total Variable Account Annual Expenses                   1.20%
================================================================================

OTHER ANNUAL EXPENSES
================================================================================
                            Annual Policy Fee                      $30 Per Year
================================================================================

--------
1/Each Policy Year up to fifteen percent (15%) of the Accumulation Value as of the date of the first withdrawal that year can be withdrawn without a Withdrawal Charge. Thereafter, the Withdrawal Charge is calculated separately for each Purchase Payment withdrawn based on the number of years elapsed since the Purchase Payment was made; it is 7% in the first year after a Purchase Payment is made and then decreases by 1% in each successive year to 0% after the seventh year.

                                              ==================================
SERIES FUND ANNUAL EXPENSES 2/                   Management  Other  Total Series
(as a percentage of average net assets)            Fees    Expenses  Fund Annual
                                                                        Expenses
================================================================================
Alger American Growth Portfolio                      0.75%     0.10%       0.85%
Alger American Small Capitalization Portfolio        0.85%     0.07%       0.92%
Federated Prime Money Fund II Portfolio              0.50%     0.30%       0.80%
Federated Fund for U.S. Government Securities II     0.00%     0.80%       0.80%
     Portfolio
Fidelity VIP II Asset Manager: Growth Portfolio      0.71%     0.29%       1.00%
Fidelity VIP Equity Income Portfolio                 0.51%     0.10%       0.61%
Fidelity VIP II Contrafund Portfolio                 0.61%     0.11%       0.72%
MFS Emerging Growth Portfolio                        0.75%     0.25%       1.00%
MFS High Income Fund Portfolio                       0.75%     0.25%       1.00%
MFS Research Portfolio                               0.75%     0.25%       1.00%
MFS World Government                                 0.75%     0.25%       1.00%
Scudder International Portfolio                      0.88%     0.21%       1.09%
T. Rowe Price Equity-Income Portfolio*               0.00%     0.85%       0.85%
T. Rowe Price International Portfolio*               0.00%     1.05%       1.05%
T. Rowe Price Limited-Term Bond Portfolio*           0.00%     0.70%       0.70%
T. Rowe Price New America Growth Portfolio*          0.00%     0.85%       0.85%
T. Rowe Price Personal Strategy Balanced Portfolio*  0.00%     0.90%       0.90%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
*  T. Rowe Price Funds do not itemize management fees and other expenses.
================================================================================

--------
2/The fee and expense data regarding each Series Fund, which are fees and expenses for 1995, was provided to United of Omaha by the Series Fund. The Series Funds are not affiliated with United of Omaha.


                                    ==================================================================================
EXAMPLES. 3/                          1.  If the Policy is        2.  If the Policy is      3.  If the Policy is
An Owner would pay the following      surrendered at the end of   annuitized at the end     not surrendered and
expenses on a $1,000 investment,      the applicable time         of the applicable time    is not annuitized
assuming a 5% annual return on assets:period or is annuitized     period and Annuity
                                      and Annuity Option 4        Option 4 (Lifetime
                                      (Lifetime Income)           Income)
                                      is not chosen:              is chosen
----------------------------------------------------------------------------------------------------------------------
                                         1 Year        3 Years      1 Year       3 Years      1 Year        3 Years
----------------------------------------------------------------------------------------------------------------------
Alger American Growth Portfolio            $ 84.         $117.        $84.          $68.         $22.         $68.
Alger American Small Capitalization
     Portfolio                               85.          119.         85.           70.          22.          70.
Federated Prime Money Fund II
Portfolio                                    83.          115.         83.           66.          21.          66.
Federated Fund for U.S. Government
     Securities II Portfolio                 83.          115.         83.           66.          21.          66.
Fidelity VIP II Asset Manager:
     Growth Portfolio                        85.          119.         85.           70.          23.          72.
Fidelity VIP Equity-Income
     Portfolio                               82.          109.         82.           60.          19.          60.
Fidelity VIP II Contrafund Portfolio         83.          113.         83.           64.          20.          64.
MFS Emerging Growth Portfolio                85.          122.         85.           72.          23.          72.
MFS High Income Fund Portfolio               85.          122.         85.           72.          23.          72.
MFS Research Portfolio                       84.          118.         84.           69.          22.          69.
MFS World Government                         85.          122.         85.           72.          23.          72.
Scudder International Portfolio              86.          122.         86.           72.          24.          75.
T. Rowe Price Equity Income
     Portfolio                               84.          117.         84.           68.          22.          68.
T. Rowe Price International Portfolio        86.          123.         86.           74.          24.          74.
T. Rowe Price Limited-Term Bond
     Portfolio                               82.          112.         82.           63.          20.          63.
T. Rowe Price New America Growth
     Portfolio                               84.          117.         84.           68.          22.          68.
T. Rowe Price Personal Strategy
     Balanced Portfolio                      84.          118.         84.           69.          22.          69.
======================================================================================================================

The assumed 5% annual return is hypothetical and should not be considered a representation or indication of past or future expenses (in either the Variable or Fixed Account), which could be greater or lesser than the 5% rate assumed solely for purposes of these examples.

DEATH BENEFIT
     In the event that any Owner dies prior to the Annuity Starting Date (and the Policy is in force), the death benefit payable to the Beneficiary is calculated and is payable upon Companion's receipt of Due Proof of Death of any Owner, as well as an election of the method of settlement. If any Owner dies, the death benefit will equal the greater of (a) the Accumulation Value (without deduction of the Withdrawal Charge) on the later of the date on which Due Proof of Death or an election of Payout Option is received by Companion's Service Office; or (b) the sum of Purchase Payments less partial withdrawals. No Withdrawal Charge is imposed upon amounts paid as a death benefit. Subject to any limitations of state or federal law, the death benefit may be paid as either a lump sum cash benefit or as an Annuity. (See "Death Benefit," p. 25.)

FREE LOOK RIGHT
--------
3/The $30 annual Policy Fee is reflected as a daily 0.10% charge in these Examples, based on an average Accumulation Value of $30,000.

     The Policy Owner may, within 10 days after receipt, examine the Policy and return it to Companion's Service Office or the agent from whom it was purchased for a refund. Return of the Policy is effective upon being postmarked, properly addressed, and postage pre-paid. Companion will pay the refund within seven (7) days after it receives written notice of cancellation and the returned Policy.
     Companion will promptly refund the Accumulation Value calculated on the date Companion receives the Policy and refund request. This amount may be more or less than the Purchase Payments made.

FEDERAL INCOME TAX CONSEQUENCES OF INVESTMENT IN THE POLICY
     With respect to Owners who are natural persons under existing tax law, there should be no federal income tax on increases (if any) in the Accumulation Value until a distribution under the Policy occurs (E.G., a withdrawal or Annuity Payment) or is deemed to occur (E.G., a pledge or assignment of a Policy). Generally, a portion of any distribution or deemed distribution will be taxable as ordinary income. The taxable portion of certain distributions will be subject to withholding unless the recipient (if permitted) elects otherwise. In addition, a penalty tax of 10% of the amount withdrawn may apply to certain distributions or deemed distributions under the Policy made prior to the Owner's attaining age 59 1/2. (See "Certain Federal Income Tax Consequences," p. 28.)

INQUIRIES AND WRITTEN NOTICES AND REQUESTS
     Any questions about procedures or the Policy, or any Written Notice or Written Request required to be sent to Companion, should be sent to Companion's Service Office: Companion Annuity Service Division, P.O. Box 419241, Kansas City, MO 64141-6281. Telephone requests and inquiries may be made by calling 1-800-494-0067. All inquiries, Notices and Requests should include the Policy number, the Owner's name and the Annuitant's name.

NOTE: THE FOREGOING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION IN THE REMAINDER OF THIS PROSPECTUS AND IN THE STATEMENT OF ADDITIONAL INFORMATION AND IN THE PROSPECTUSES FOR THE SERIES FUNDS AND IN THE POLICY, ALL OF WHICH SHOULD BE REFERRED TO FOR MORE DETAILED INFORMATION. THIS PROSPECTUS GENERALLY DESCRIBES ONLY THE POLICY AND THE VARIABLE ACCOUNT. SEPARATE PROSPECTUSES DESCRIBE THE SERIES FUNDS. (THERE IS NO PROSPECTUS FOR THE FIXED ACCOUNT SINCE INTERESTS IN THE FIXED ACCOUNT ARE NOT SECURITIES. SEE "THE FIXED ACCOUNT," P. 18.)

                              FINANCIAL STATEMENTS
                              --------------------

     The Financial Statements for Companion and the related independent auditor's report are contained in the Statement of Additional Information, which is available free upon request.
     As of the effective date of this prospectus, the Variable Account had not commenced sales of the Ultrannuity Series V Variable Annuity. Accordingly, no condensed financial information is presented for such Contracts.

                        COMPANION LIFE INSURANCE COMPANY
                        --------------------------------

     Companion Life Insurance Company, 401 Theodore Fremd Avenue, Rye, New York 10580, is a stock life insurance company. It was incorporated under the laws of the State of New York on June 3, 1949. It is principally engaged in the sale of life insurance and annuity policies in the State of New York. As of December 31, 1995, Companion had assets of over $345 million. Companion is a wholly-owned subsidiary of United of Omaha Life Insurance Company. Both Companion and United of Omaha are Mutual of Omaha Companies.
     Companion may from time to time publish (in advertisements, sales literature and reports to Owners) the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, and Duff & Phelps. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of Companion, and the ratings should not be considered as bearing on the investment performance of assets held in the Variable Account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect A.M. Best Company's current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of Companion, as measured by Duff & Phelps may be referred to in such advertisements, sales literature, or reports. These ratings are opinions regarding an operating insurance company's financial capacity to meet the obligations of its insurance and annuity policies in accordance with their terms. Such ratings do not reflect the investment performance of the Variable Account or the degree of risk associated with an investment in the Variable Account.

                            THE ELIGIBLE INVESTMENTS
                            ------------------------

     Purchase Payments made under a Policy may be allocated to one of the seventeen Subaccounts of the Variable Account, to the Fixed Account, or to a combination of these Eligible Investment(s).

THE VARIABLE ACCOUNT
     The Companion Life Separate Account C of Companion Life Insurance Company (the "Variable Account") was established as a separate investment account under the laws of the State of New York on February 18, 1994. The Variable Account will receive and invest the Purchase Payments under the Policies that are allocated to it for investment in shares of a Series Fund.
     The Variable Account currently is divided into seventeen Subaccounts. Each Subaccount invests exclusively in shares of a Portfolio of one of the Series Funds. Under New York law, the assets of the Variable Account are owned by Companion, but they are held separately from the other assets of Companion and are not chargeable with any liabilities arising out of any other separate investment account or any other business of Companion which has no specific and determinable relation to or dependence upon the Variable Account. The income, gains and losses, realized or unrealized, from assets allocated to the Variable Account are credited to or charged against the Variable Account, without regard to other income, gains, or losses of Companion. The investment performance of any Subaccount should be entirely independent of the investment performance of Companion's general account assets or any other accounts maintained by Companion.
     The Variable Account is registered with the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940 as a unit investment trust. However, the SEC does not supervise the management or the investment practices or policies of the Variable Account or Companion.
     THE SERIES FUNDS. Each Subaccount of the Variable Account will invest exclusively in shares of a specific Portfolio of one of the Series Funds, each of which is a mutual fund registered with the SEC under the Investment Company Act of 1940 (the "1940 Act") as an open-end, diversified management investment company. 4/ The assets of each Portfolio of each Series Fund are held separate from the assets of that Series Fund's other Portfolios, and each Portfolio has its own distinct investment objectives and policies. Each Portfolio operates as a separate investment fund, and the income or losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.
     Each of the Series Funds is managed by an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. Each investment manager is responsible for selecting Portfolio investments consistent with the investment objectives and policies of the Portfolio, and conducts securities trading for the Portfolio. Alger Management is responsible for the overall administration of the Alger American Fund, subject to the supervision of the Alger Fund Board of Trustees; Federated Advisers is responsible for the portfolio investment decisions of the Insurance Management Series, subject to direction by the Insurance Management Series Trustees; Fidelity Management & Research Company ("FMR") is the manager of the Fidelity VIP Fund and Fidelity VIP Fund II. On behalf of the Asset Manager: Growth Portfolio of the Fidelity VIP Fund II, FMR has entered into sub-advisory agreements with Fidelity Investment Management and Research (U.K.) Inc. ("FMR (U.K.)") and Fidelity Management and Research (Far East) Inc. ("FMR Far East") pursuant to which those entities provide research and investment recommendations with respect to companies based outside of the United States. FMR (U.K.) primarily focuses on companies based in Europe, and FMR Far East focuses primarily on companies based in Asia and the Pacific Basin. Massachusetts Financial Services Company is responsible for the management of the assets of the MFS Variable Insurance Trust. Scudder, Stevens & Clark, Inc. manages the daily business and affairs of the Scudder Fund, subject to policies established by the Trustees of Scudder Fund. T. Rowe Price Associates, Inc. is responsible for selection and management of the portfolio investments of T. Rowe Price Equity Series and T. Rowe Price Fixed Income Series. Rowe Price-Fleming International, Inc., incorporated in 1979 as a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings Limited, is responsible for selection and management of the portfolio investments of T. Rowe Price International Series.

     The investment objectives of each Portfolio are summarized as follows:

ALGER AMERICAN FUND

     ALGER AMERICAN GROWTH PORTFOLIO -- seeks long-term capital appreciation by investing in a diversified portfolio of equity securities, primarily of companies with total market capitalization of $1 billion or greater.

--------
4/The registration of the Series Funds does not involve supervision of the management or investment practices or policies of the Series Funds by the SEC.

     ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO -- seeks long-term capital appreciation by investing in a diversified portfolio of equity securities, primarily of smaller, newer companies with total market capitalization of less than $1 billion. The securities in such companies may have limited marketability and may be subject to more abrupt or erratic market movements than securities of larger, more established companies or the market averages in general.(*)

INSURANCE MANAGEMENT SERIES

     FEDERATED PRIME MONEY FUND II PORTFOLIO -- invests in money market instruments maturing in thirteen months or less to achieve current income consistent with stability of principal and liquidity. The Portfolio attempts to maintain a stable net asset value of $1.00 per share, but there can be no assurance the Portfolio will be able to do so.

     FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II PORTFOLIO -- seeks current income by investing in a diversified portfolio limited to U.S. government securities.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND

     FIDELITY VIP EQUITY-INCOME PORTFOLIO -- seeks reasonable income by investing mainly in income-producing equity securities. In selecting investments, the Portfolio also considers the potential for capital appreciation. The Portfolio seeks to achieve a yield that beats that of the S&P 500. The Portfolio does not expect to invest in debt securities of companies that do not have proven earnings or credit.(*)

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II

     FIDELITY VIP II ASSET MANAGER: GROWTH PORTFOLIO -- seeks to obtain high total return with reduced risk over the long-term by allocating its assets among stocks, bonds, and short-term fixed-income instruments. Although the Portfolio seeks to reduce its overall risk by diversifying among different types of investments, the fund aggressively invests in a wide variety of security types, including stocks and bonds issued in developing countries and derivative transactions. The Portfolio spreads investment risk by limiting its holdings in any one company or industry.(*)

     FIDELITY CONTRAFUND PORTFOLIO -- seeks to increase the value of the Portfolio's return over the long term by investing in securities of companies that are undervalued or out-of-favor. This strategy can lead to investments in domestic or foreign companies, many of which may not be well known. The stocks of small companies often involve more risk than those of larger companies. The Portfolio may use various investment techniques to hedge the Portfolio's risk, but there is no guarantee that these strategies will work as intended.(*)

MFS VARIABLE INSURANCE TRUST

     MFS EMERGING GROWTH PORTFOLIO -- seeks to provide long-term growth of capital through investing primarily in common stocks of emerging growth companies, which involves greater risk than is customarily associated with investments in more established companies. The Portfolio may invest in a limited extent in lower rated fixed income securities or comparable unrated securities.(*)

     MFS HIGH INCOME PORTFOLIO -- seeks high current income by investing primarily in a diversified portfolio of fixed income securities, some of which may involve equity features. The Portfolio may invest in lower rated fixed income securities or comparable unrated securities.(*)

     MFS RESEARCH PORTFOLIO -- seeks to provide long-term growth of capital and future income by investing a substantial proportion of its assets in the common stocks or securities convertible into common stocks of companies believed to possess better than average prospects for long-term growth. No more than 5% of the Portfolio's convertible securities, if any, will consist of securities in lower rated categories or securities believed to be of similar quality to lower rated securities. The Portfolio may invest in a limited extent in lower rated fixed income securities or comparable unrated securities.(*)

     MFS WORLD GOVERNMENT PORTFOLIO -- seeks preservation and growth of capital, together with moderate current income by investing its assets in an internationally diversified portfolio consisting primarily of debt securities and to a lesser extent equity securities. The Portfolio investments are expected to consist primarily of securities which are of relatively high quality and minimal credit risk. However, an error of judgment in selecting a currency or an interest rate environment could result in a loss of capital, and a held security whose quality deteriorates significantly will be sold only if the Portfolio investment adviser believes it is advantageous to do so.

SCUDDER VARIABLE LIFE INVESTMENT FUND

     SCUDDER INTERNATIONAL PORTFOLIO -- seeks long-term growth of capital primarily through diversified holdings of marketable foreign equity investments. The Portfolio invests in companies, wherever organized, which do business primarily outside the United States. The Portfolio intends to diversify investments among several countries, and does not intend to concentrate investments in any particular industry.

T. ROWE PRICE INTERNATIONAL SERIES, INC.

     T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO -- seeks a total return on its assets from long-term growth of capital and income, by investing substantially all of its assets in common stocks of established non-U.S. companies. The Portfolio will not purchase any debt security which at the time of purchase is rated below investment grade. This would not prevent the Portfolio from retaining a security downgraded to below investment grade after purchase.

T. ROWE PRICE EQUITY SERIES, INC.

     T. ROWE PRICE NEW AMERICA GROWTH PORTFOLIO -- seeks long-term growth of capital through investments primarily in common stocks of U.S. growth companies which operate in service industries believed to be above-average performers in their fields. Total return will consist primarily of capital appreciation or depreciation.

     T. ROWE PRICE EQUITY-INCOME PORTFOLIO --    Seeks  to   provide substantial
     dividend income and also capital appreciation by investing primarily in dividend-paying common stocks of established companies.(*)

     T. ROWE PRICE PERSONAL STRATEGY BALANCED PORTFOLIO -- seeks the highest total return over time consistent with an emphasis on both capital appreciation and income. There are no limitations on market capitalization or types of stock the Portfolio can hold. While bond holdings are primarily investment grade, the Portfolio can also invest in more volatile below-investment grade bonds.(*)

T. ROWE PRICE FIXED INCOME SERIES, INC.

     T. ROWE PRICE  LIMITED-TERM  BOND PORTFOLIO -- seeks a high level of income
     consistent  with  modest  price  fluctuation  by  investing   primarily  in
     investment grade debt securities.

(*) THE PORTFOLIOS' INVESTMENT STRATEGIES MAY PROVIDE THE OPPORTUNITY OF HIGHER THAN AVERAGE YIELDS BY INVESTING IN SECURITIES WITH HIGHER THAN AVERAGE RISK, SUCH AS LOWER AND UNRATED DEBT AND COMPARABLE EQUITY INSTRUMENTS. PLEASE CONSULT EACH PORTFOLIO'S SERIES FUND PROSPECTUS ACCOMPANYING THIS PROSPECTUS FOR MORE INFORMATION ABOUT THE RISK ASSOCIATED WITH SUCH INVESTMENTS.

     THERE IS NO ASSURANCE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVE. MORE DETAILED INFORMATION, INCLUDING A DESCRIPTION OF EACH PORTFOLIO'S INVESTMENT OBJECTIVE AND POLICIES AND A DESCRIPTION OF RISKS INVOLVED IN INVESTING IN EACH OF THE PORTFOLIOS AND OF EACH PORTFOLIO'S FEES AND EXPENSES, IS CONTAINED IN THE PROSPECTUSES FOR THE SERIES FUNDS, CURRENT COPIES OF WHICH ACCOMPANY THIS PROSPECTUS. INFORMATION CONTAINED IN THE SERIES FUNDS' PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE INVESTING IN A SUBACCOUNT OF THE VARIABLE ACCOUNT.

     An investment in the Variable Account, or in any Portfolio, including the Money Market Portfolio, is not insured or guaranteed by the U.S. Government and there can be no assurance that the Money Market Portfolio will be able to maintain a stable net asset value per share.

     ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS. Companion does not control the Series Funds and cannot and does not guarantee that any of the Portfolios will always be available for Purchase Payments, allocations, or transfers. Companion retains the right, subject to any applicable law, to make certain changes in the Variable Account and its investments. Companion reserves the right to eliminate the shares of any Portfolio held by a Subaccount and to substitute shares of another

Portfolio of a Series Fund, or of another registered open-end management investment company for the shares of any Portfolio, if the shares of the Portfolio are no longer available for investment or if, in Companion's judgment, investment in any Portfolio would be inappropriate in view of the purposes of the Variable Account. To the extent required by the 1940 Act, substitutions of shares attributable to an Owner's interest in a Subaccount will not be made without prior notice to the Owner and the prior approval of the SEC. If required, approval of or change of any investment policy will be filed with the Insurance Department of any state in which the Policy is sold. Nothing contained herein shall prevent the Variable Account from purchasing other securities for other series or classes of variable annuity policies, or from effecting an exchange between series or classes of variable annuity policies on the basis of requests made by Owners.
     New Subaccounts may be established when, in the sole discretion of Companion, marketing, tax, investment or other conditions warrant. Any new Subaccounts may be made available to existing Owners on a basis to be determined by Companion. Each additional Subaccount will purchase shares in a Portfolio of a Series Fund or in another mutual fund or investment vehicle. Companion may also eliminate one or more Subaccounts if, in its sole discretion, marketing, tax, investment or other conditions warrant such change. In the event any Subaccount is eliminated, Companion will notify Owners and request a reallocation of the amounts invested in the eliminated Subaccount. If no such reallocation is provided by the Owner, Companion will reinvest the amounts invested in the eliminated Subaccount in the Subaccount that invests in the Money Market Portfolio (or in a similar portfolio of money market instruments).
     In the event of any such substitution or change, Companion may, by appropriate endorsement, make such changes in the Policies as may be necessary or appropriate to reflect such substitution or change. Furthermore, the Variable Account may be (i) operated as a management company under the 1940 Act or any other form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required or (iii) combined with one or more other separate accounts. To the extent permitted by applicable law, Companion also may transfer the assets of the Variable Account associated with the Policies to another account or accounts.

HISTORICAL PERFORMANCE DATA
         From time to time, Companion may advertise or include in sales literature yields, effective yields, and total returns for the Subaccounts of the Variable Account. THESE FIGURES ARE BASED ON HISTORICAL PERFORMANCE AND DO NOT INDICATE OR PROJECT FUTURE PERFORMANCE. Performance relative to certain performance rankings and indices compiled by independent organizations may also be advertised or included in sales literature. More detailed information as to the calculation of performance information, as well as comparisons with unmanaged market indices, appears in the Statement of Additional Information.
     STANDARDIZED PERFORMANCE DATA. Effective yields and total returns for the Subaccounts are based on the investment performance of the corresponding Portfolios of the Series Funds. The Series Funds' performance in part reflects the Series Funds' expenses. See the Prospectuses for the Series Funds.
         The yield of the Money Market Subaccount refers to the annualized income generated by an investment in the Subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.
         The yield of a Subaccount (except the Money Market Subaccount) refers to the annualized income generated by an investment in the Subaccount over a specified 30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each period over a 12-month period and is shown as a percentage of the investment.
         Yield quotations do not reflect the Withdrawal Charge.
         The total return of a Subaccount refers to return quotations assuming Accumulation Value has been held in the Subaccount for various periods of time including, but not limited to, a period measured from the date the Subaccount commenced operations. When a Subaccount has been in operation for one, five, and ten years, respectively, the total return for these periods will be provided.
         The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Policy to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Subaccount from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied against the Subaccount (including any Withdrawal Charge that would apply if an Owner terminated the Policy at the end of each period indicated.

     NON-STANDARDIZED PERFORMANCE DATA. In addition to the standard version described above, total return performance information computed on different non-standard bases may be used in advertisements. Average annual total return information may be presented, computed on the same basis as described above, except deductions will not include the Withdrawal Charge. In addition, Companion may from time to time disclose average annual total return in non-standard formats and cumulative total return for Policies funded by the Subaccounts.
         Companion may, from time to time, also disclose yield, standard total returns, and non-standard total returns for the Portfolios of the Series Funds, including such disclosure for periods prior to the dates the Subaccounts commenced operations. For periods prior to the date the Subaccount commenced operations, performance information for Policies will be calculated based on the performance of the Series Fund Portfolios and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Series Fund Portfolios, with the level of Policy charges that were in effect at the inception of the Subaccounts (this is referred to as "hypothetical" performance data). Such standardized but "hypothetical" average annual total return information for the Subaccounts of Policies is as follows:


=======================================================================================================
        SUBACCOUNT STANDARDIZED "HYPOTHETICAL"             For 1 Yr     For 5 Yr    For period from
          AVERAGE ANNUAL TOTAL RETURN TABLE              period ended period ended    inception to
                                                           12/31/95     12/31/95        12/31/95
Subaccount (date of inception of corresponding Portfolio)      %           %               %
----------------------------------------------------------------------------------------
Alger American Growth (1/9/87)                                 28.35      19.92         17.87
Alger American Small Capitalization (9/21/88)                  36.19      18.78         21.03
Federated Prime Money Fund II (11/18/94)                       -2.46      N/A           -1.95
Federated Fund for U.S. Government Securities (3/29/94)         1.07      N/A            1.54
Fidelity VIP II Asset Manager: Growth (1/3/95)                 N/A        N/A           15.26
Fidelity VIP Equity-Income(10/9/86)                            27.09      19.52         11.89
Fidelity VIP II Contrafund (1/3/95)                            N/A        N/A           31.56
MFS Emerging Growth (6/1/95)                                   N/A        N/A           18.59
MFS High Income (6/1/95)                                       N/A        N/A            9.87
MFS Research (6/1/95)                                          N/A        N/A           13.49
MFS World Government (6/1/94)                                   6.62      N/A            4.25
Scudder International (5/1/87)                                  3.39       8.60          7.99
T. Rowe Price International (3/194)                             3.45      N/A            2.46
T. Rowe Price New America Growth (3/1/94)                      42.90      N/A           22.59
T. Rowe Price Equity Income (3/1/94)                           26.76      N/A           18.61
T. Rowe Price Limited-Term Bond (5/17/94)                       2.17      N/A            2.46
T. Rowe Price Personal Strategy Balanced (12/31/94)            20.73      N/A           20.73
===============================================================================================



SUCH  NON-STANDARDIZED  (I.E.,  ASSUMING NO WITHDRAWAL  CHARGE) BUT HYPOTHETICAL
AVERAGE ANNUAL TOTAL RETURN INFORMATION FOR THE SUBACCOUNTS IS AS FOLLOWS:

======================================================================================================
             SUBACCOUNT NON-STANDARDIZED                   For 1 Yr     For 5 Yr   For period from
                    "HYPOTHETICAL"                       period ended period ended   inception to
          AVERAGE ANNUAL TOTAL RETURN TABLE                12/31/95     12/31/95       12/31/95
                                                               %           %              %
Subaccount (date of inception of corresponding Portfolio)
----------------------------------------------------------------------------------------
Alger American Growth (1/9/87)                                34.65        20.18         17.92
Alger American Small Capitalization (9/21/88)                 42.49         19.05        21.03
Federated Prime Money Fund II (11/18/94)                       3.84         N/A           3.72
Federated Fund for U.S. Government Securities (3/29/94)        7.37         N/A           5.07
Fidelity VIP II Asset Manager: Growth (1/3/95)                N/A           N/A          21.56
Fidelity VIP Equity-Income(10/9/86)                           33.39         19.78        11.89
Fidelity VIP II Contrafund (1/3/95)                           N/A           N/A          37.86
MFS Emerging Growth (6/1/95)                                  N/A           N/A          18.59
MFS High Income (6/1/95)                                      N/A           N/A           9.87
MFS Research (6/1/95)                                         N/A           N/A          13.49
MFS World Government (6/1/94)                                 12.92         N/A           8.18
Scudder International (5/1/87)                                 9.69          8.98         7.99
T. Rowe Price International (3/1/94)                           9.75         N/A           5.94
T. Rowe Price New America Growth (3/1/94)                     49.20         N/A          25.65
T. Rowe Price Equity Income (3/1/94)                          33.06         N/A          21.74
T. Rowe Price Limited-Term Bond (5/17/94)                      8.46         N/A           6.21
T. Rowe Price Personal Strategy Balanced (12/31/94)           27.03         N/A          27.03
================================================================================================

THE FIGURES ABOVE ARE NOT AN INDICATION OF PRESENT, PAST, OR FUTURE PERFORMANCE OF THE APPLICABLE SUBACCOUNTS OR OF THE ACTUAL PORTFOLIOS AVAILABLE UNDER THE POLICY.

Companion may also disclose average annual total returns for Series Fund Portfolios since their inception, including such disclosure for periods prior to the date the Variable Account commenced operations. These figures do not reflect the Variable Account or Policy expenses. Such average annual total return information is as follows:

=======================================================================================================
                 SERIES FUND PORTFOLIOS                   For the                    For the period
            AVERAGE ANNUAL TOTAL RETURN TABLE             1-year     For the 5-year  from inception
                                                          period      period ended         to
                       Series Fund                        ended         12/31/95        12/31/95
      (date of inception of Series Fund Portfolio)        12/31/95
-------------------------------------------------------------------------------------------------------
Alger American Growth (1/9/87)                               36.37%      21.73%          19.44%
Alger American Small Capitalization (9/21/88)                44.31%      20.59%          22.60%
Federated Prime Money Fund II (11/18/94)                      5.20%       N/A             5.13%
Federated Fund for U.S. Government Securities (3/29/94)       8.77%       N/A             6.44%
Fidelity VIP II Asset Manager: Growth (1/3/95)                N/A         N/A            23.13%
Fidelity VIP Equity-Income (10/9/86)                         35.09%      21.32%          13.33%
Fidelity VIP II Contrafund (1/3/95)                           N/A         N/A            39.62%
MFS Emerging Growth (6/1/95)                                  N/A         N/A            20.30%
MFS High Income (6/1/95)                                      N/A         N/A            11.30%
MFS Research (6/1/95)                                         N/A         N/A            12.08%
MFS World Government (6/1/95)                                 N/A         N/A             9.60%
Scudder International (5/1/87)                               11.11%      10.40%           9.39%
T. Rowe Price International  (3/1/94)                        11.18%       N/A             7.31%
T. Rowe Price New America Growth (3/1/94)                    51.08%       N/A            27.24%
T. Rowe Price Equity Income (3/1/94)                         34.76%       N/A            23.30%
T. Rowe Price Limited-Term Bond (5/17/94)                     9.88%       N/A             7.61%
T. Rowe Price Personal Strategy Balanced (12/31/94 )         28.66%       N/A            28.66%
=======================================================================================================

         Non-standard performance data will only be disclosed if the standard performance data for the required periods is also disclosed. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information.
         In advertising and sales literature, the performance of each Subaccount may be compared to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or mutual fund portfolios with investment objectives similar to each of the Subaccounts. Lipper Analytical Services, Inc. ("Lipper") and the Variable Annuity Research Data Service ("VARDS") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.
         Lipper's rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.
         Advertising and sales literature may also compare the performance of each Subaccount to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as a source of performance comparison.
         Companion may also report other information including the effect of tax-deferred compounding on a Subaccount's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts. All income and capital gains derived from Subaccount investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying portfolio's investment experience is positive.

THE FIXED ACCOUNT
     This Prospectus is generally intended to serve as a disclosure document only for the Policy and the Variable Account. For complete details regarding the Fixed Account, see the Policy itself.
     PURCHASE PAYMENTS ALLOCATED AND AMOUNTS TRANSFERRED TO THE FIXED ACCOUNT BECOME PART OF THE GENERAL ACCOUNT ASSETS OF COMPANION. INTERESTS IN THE GENERAL ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT"), NOR IS THE GENERAL ACCOUNT REGISTERED AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. ACCORDINGLY, NEITHER THE GENERAL ACCOUNT NOR ANY INTERESTS THEREIN ARE GENERALLY SUBJECT TO THE PROVISIONS OF THE 1933 OR 1940 ACTS, AND COMPANION HAS BEEN ADVISED THAT THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURES IN THIS PROSPECTUS WHICH RELATE TO THE FIXED ACCOUNT.

     The Fixed Account includes all the assets of Companion except those segregated in the Variable Account or in any other separate investment account. The Policy Owner may allocate Purchase Payments to the Fixed Account at the time of a Purchase Payment or transfer amounts from the Variable Account to the Fixed Account. Instead of the Policy Owner bearing the investment risk, as is the case for Accumulation Value in the Variable Account, Companion bears the full investment risk for all Accumulation Value in the Fixed Account. Companion has sole discretion to invest the assets of its general account, including the Fixed Account, subject to applicable law.
     Companion guarantees that it will credit interest to amounts in the Fixed Account at an effective rate of at least 3% per year. Companion may, IN ITS SOLE DISCRETION, credit amounts in the Fixed Account with interest at a current interest rate in excess of 3%. Once declared, a current interest rate will be guaranteed for at least one year. ONE TRANSFER OUT OF THE FIXED ACCOUNT IS ALLOWED EACH POLICY YEAR. Moreover, the maximum amount that can be transferred out of the Fixed Account during any Policy Year will be determined by Companion in its sole discretion, but will not be less than 10% of Fixed Account Value on the date of the transfer. No charge is imposed on such transfers. Companion reserves the right to modify transfer privileges at any time. (SEE "Transfers,"
p. 19.) Partial withdrawals from the Fixed Account are limited to a pro rata amount (with withdrawals from the Variable Account). Withdrawals and transfers from the Fixed Account may be delayed for up to six months, and withdrawals may be subject to a Withdrawal Charge. (See "Withdrawals," p. 22.) For purposes of crediting interest, the oldest payment or transfer into the Fixed Account, plus interest allocable to that payment or transfer, is considered to be withdrawn or transferred out first; the next oldest payment plus interest is considered to be transferred out next, and so on (this is a "first-in, first-out" procedure).
     Companion guarantees that, at any time prior to the Annuity Starting Date, the amount in the Fixed Account allocable to a particular Policy will be not be less than the amount of the Purchase Payments allocated or transferred to the Fixed Account, plus interest at an effective rate of 3% per year, plus any excess interest credited to amounts in the Fixed Account, less any amounts deducted from the Fixed Account in connection with partial withdrawals (including any Withdrawal Charges) or transfers to the Variable Account.
     The current interest rates will be determined by Companion in its sole discretion.

     COMPANION'S MANAGEMENT HAS COMPLETE AND SOLE DISCRETION TO DETERMINE THE CURRENT INTEREST RATES. COMPANION CANNOT PREDICT OR GUARANTEE THE LEVEL OF FUTURE CURRENT INTEREST RATES, EXCEPT THAT COMPANION GUARANTEES THAT FUTURE CURRENT INTEREST RATES WILL NOT BE BELOW AN EFFECTIVE RATE OF 3% PER YEAR COMPOUNDED ANNUALLY. THE POLICY OWNER BEARS THE RISK THAT CURRENT INTEREST RATES WILL NOT EXCEED AN EFFECTIVE RATE OF 3% PER YEAR.

TRANSFERS
     SUBJECT TO the limitations and restrictions described below, transfers out of a Subaccount of the Variable Account may be made any time prior to the Annuity Starting Date, by sending Written Notice, signed by the Policy Owner, to the Service Office. Companion reserves the right, at any time and without notice to any party, to modify the transfer privileges under the Policy.
     An Owner can transfer Accumulation Value from one Subaccount of the Variable Account to another, or from the Variable Account to the Fixed Account within certain limits. The minimum amount which may be transferred is the lesser of $500 or the entire Subaccount Value. If the Subaccount Value remaining after a transfer is less than $500, Companion will include that amount as part of the transfer. Transfers out of a Subaccount currently may be made as often as the Owner wishes, subject to the minimum amount specified above (Companion reserves the right to otherwise limit or restrict transfers in the future or to eliminate the transfer privilege). Companion reserves the right to restrict transfers from the Variable Account to the Fixed Account of amounts previously transferred from the Fixed Account, for a period of time determined by Companion.
     A transfer fee of $10 may be imposed for any transfer in excess of 12 per Policy Year. The transfer fee is deducted from the amount transferred. (See "Charges and Deductions," p. 26.)
     Transfers from the Fixed Account currently may be made once each Policy Year. Transfers from the Fixed Account do not count toward the 12 free transfer limit described above, and no transfer charge will be imposed on transfers from the Fixed Account. Moreover, the maximum amount that can be transferred out of the Fixed Account during any Policy Year will be determined by Companion, at its sole discretion, but will not be less than 10% of the Fixed Account Value on the date of the transfer.
     The Policy is designed as a long-term investment, for retirement or other financial planning. The Policy is not intended for active trading or "market timing." Excessive transfers could harm other Policy Owners by having a detrimental effect on portfolio management (which could occur, for example, if it caused excessive commission expense or caused the manager to keep higher cash reserves than otherwise). Therefore, Companion reserves the right to limit the number of Transfers from the Subaccounts of the Variable Account and the Fixed Account if Companion believes that: (a) excessive trading by the Policy Owner or a specific Transfer request would have a detrimental effect on Accumulation Unit values or the share prices of the Portfolios; or (b) Companion is informed by one or more of the Series Funds or the Variable Account that the purchase or redemption of shares is to be restricted because of excessive trading or a Transfer or group of Transfers is deemed to have a detrimental effect on share prices of one or more Portfolios or the Variable Account.
     Where permitted by law, Companion may accept a Policy Owner's authorization of third party reallocation on such Owner's behalf, subject to Companion's rules. Companion may suspend or cancel such acceptance at any time. For example, third party reallocation by "market timers" could be suspended if they cause harm to other Policy Owners. Companion will notify the Policy Owner of any such suspension or cancellation. Companion may restrict the availability of Subaccounts and the Fixed Account for Transfers during any period in which the Policy Owner authorizes such third party to act on his behalf. Companion will give Owners prior notification of any such restrictions. However, Companion will not enforce such restrictions if it is provided with satisfactory evidence that:
(a) such third party has been appointed by a court of competent jurisdiction to act on the Policy Owner's behalf; or (b) such third party has been appointed by the Policy Owner to act on his behalf for all his financial affairs.

DOLLAR COST AVERAGING
     Under the Dollar Cost Averaging program, the Policy Owner can instruct Companion to automatically transfer, on a periodic basis, a predetermined amount or percentage specified by the Policy Owner from any one Subaccount or the Fixed Account to any Subaccount(s) of the Variable Account. The automatic transfers can occur monthly, quarterly, semi-annually, or annually, and the amount transferred each time must be at least $100 and must be $50 per Subaccount. At the time the program begins, there must be at least $5,000 of Accumulation Value in the applicable Subaccount or the Fixed Account. If transfers are made from the Fixed Account, the maximum periodic transfer amount is 10% of that account's value at the time of election, or a sufficient amount to provide transfers for 10 months. There is no maximum transfer amount requirement out of the Subaccounts of the Variable Account.
     Dollar Cost Averaging results in the purchase of more Accumulation Units when the Accumulation Unit value is low, and fewer units when the Accumulation Unit value is high. However, there is no guarantee that the Dollar Cost Averaging program will result in higher Accumulation Value or otherwise be successful.
     The Policy Owner can request participation in the Dollar Cost Averaging program when purchasing the Policy or at a later date. Transfers will begin on the first or 15th day (or, if not a Valuation Date, the next following Valuation
Date) of the month, as specified by the Owner, during which the request is processed. The Owner can specify that only a certain number of transfers will be made, in which case the program will terminate when that number of transfers has been made. Otherwise, the program will terminate when the amount remaining in the applicable Subaccount or, if applicable, the Fixed Account is less than $500.
     The Owner can increase or decrease the amount or percentage of the transfers or discontinue the program by sending Written Notice to the Service Office or by telephone, if telephone transactions are authorized. There is no charge for participation in this program.

ASSET ALLOCATION PROGRAM
     Under the Asset Allocation Program, the Policy Owner can instruct Companion to allocate purchase payments and Accumulation Value among the Subaccounts of the Variable Account and the Fixed Account in accordance with allocation instructions specified by the Policy Owner or allocation instructions recommended by Companion and approved by the Policy Owner. Companion will rebalance a Policy Owner's investment by allocating purchase payments and transferring Accumulation Value among the Subaccounts and the Fixed Account to ensure conformity with current allocation instructions. Rebalancing will be performed on a quarterly, semi-annual or annual basis as specified by the Policy Owner. Transfers of Accumulation Value made pursuant this program will not be counted in determining whether the Transfer Fee applies. At the time the program begins, there must be at least $10,000 of Accumulation Value under the Policy.
     The Policy Owner can request participation in the Asset Allocation Program when purchasing the Policy or at a later date. The Owner can change his allocation percentage or discontinue the program by sending Written Notice to the Service Office. There is no charge for participation in this program.

                                   THE POLICY
                                   ----------

  The Ultrannuity Series V Variable Annuity Policy is a Flexible Payment Variable Deferred Annuity Policy. The rights and benefits under the Policy are summarized below; however, the description of the Policy contained in this Prospectus is qualified in its entirety by the Policy itself, a copy of which is available upon request from Companion. The Policy may be purchased on a non-tax qualified basis ("Nonqualified Policy") or in connection with retirement plans or individual retirement accounts that qualify for favorable income tax treatment ("Qualified Policy"). The Policy will remain in force until surrendered for its Cash Surrender Value, or all Proceeds have been paid under a Payout Option or as a death benefit or upon termination.

POLICY APPLICATION AND ISSUANCE OF POLICIES
     Before it will issue a Policy, Companion must receive a completed Policy application and a minimum initial Purchase Payment of $5,000. A Nonqualified Policy ordinarily will be issued only in respect of Owners Age 0 through 80, and a Qualified Policy ordinarily will be issued only in respect of Owners Age 0 through 70 1/2. Companion reserves the right to reject any application or Purchase Payment.
     Under Companion's Electronic Funds Transfer program, the Owner can select a monthly payment schedule pursuant to which purchase payments will be automatically deducted from a bank or credit union account or other sources. The minimum size of an initial Purchase Payment must be at least $2,000. Each subsequent monthly payment must be at least $100.
     If the application can be accepted in the form received, the initial Purchase Payment will be credited to the Accumulation Value within two business days after the later of receipt of the application or receipt of the initial Purchase Payment. If the initial Purchase Payment cannot be credited because the application or other issuing requirements are incomplete, the applicant will be contacted within five business days of receipt and given an explanation for the delay, and the initial Purchase Payment will be returned at that time unless the applicant consents to Companion's retaining the initial Purchase Payment and crediting it as soon as the necessary requirements are completed.
     The date on which the initial Purchase Payment is credited to the Accumulation Value is the Date of Issue. The Date of Issue is the date used to determine Policy Years and Policy anniversaries.

PURCHASE PAYMENTS
     All initial Purchase Payment checks or drafts should be made payable to Companion Life Insurance Company and sent to the Service Office. Additional Purchase Payments should be sent to the Service Office. The death benefit will not take effect until the check or draft for the Purchase Payment is honored.
     INITIAL PURCHASE PAYMENT. The minimum initial Purchase Payment that Companion currently will accept under both a Nonqualified Policy and a Qualified Policy is $5,000 except under the Electronic Funds Transfer Program where the minimum initial Purchase Payment is $2,000. Companion reserves the right to increase or decrease this amount. The initial Purchase Payment is the only Purchase Payment required to be paid under a Policy.
     ADDITIONAL PURCHASE PAYMENTS. The Owner may pay additional Purchase Payments. The minimum additional Purchase Payment under both a Nonqualified Policy and a Qualified Policy is $500 except under the Electronic Funds Transfer Program where the minimum additional Purchase Payment is $100. Additional Purchase Payments will be credited to the Policy and added to the Accumulation Value as of the Valuation Date when they are received at the Service Office. Companion will not accept any additional Purchase Payments beginning on the Policy Anniversary following the Owner's 83rd birthday.
     ALLOCATION OF PURCHASE PAYMENTS. An Owner must allocate Purchase Payments to one or more of the Eligible Investments. The Owner must specify the initial allocation in the Policy application. This allocation will be used for additional Purchase Payments unless the Owner requests a change of allocation. All allocations must be made in whole percentages and must total 100%. The minimum allocation amount is $500. If the Owner fails to specify how Purchase Payments are to be allocated, the Purchase Payment(s) cannot be accepted. The initial Purchase Payment will be allocated to the Owner's selected Subaccounts on the Date of Issue. All additional Purchase Payments received after the end of the free look period will be allocated and credited to the Owner's Policy as of the Valuation Period during which they are received.
     The Owner may change the allocation instructions for future additional Purchase Payments by sending Written Notice, signed by the Owner, to Companion's Service Office. The allocation change will apply to payments received on or after the date the Written Notice is received.
     PAYMENT NOT HONORED BY BANK. Any payment due under the Policy which is derived, all or in part, from any amount paid to Companion by check or draft may be postponed until such time as Companion determines that such instrument has been honored.

ACCUMULATION VALUE
     On the Date of Issue, the Accumulation Value equals the initial Purchase Payment. On any Valuation Date thereafter, the Accumulation Value equals the sum of the values in the Variable Account and the Fixed Account.
     The Accumulation Value is expected to change from Valuation Period to Valuation Period, reflecting the expenses and investment experience of the selected Eligible Investments as well as the Variable Account deductions for charges.
     THE VARIABLE ACCOUNT VALUE. The Accumulation Value for each Subaccount is equal to:
         (a) the current number of Accumulation Units in the Subaccount for the Policy; multiplied by
         (b) the current Accumulation Unit value.
     A Purchase Payment or transfer allocated to a Subaccount is converted into Accumulation Units by dividing it by the Accumulation Unit value for the Valuation Period during which the Purchase Payment or transfer is allocated to the Variable Account. The initial Accumulation Unit value for each Subaccount was set at $10 when the Subaccount was established. The Accumulation Unit value may increase or decrease from one Valuation Date to the next.
     The Accumulation Unit value for a Subaccount on any Valuation Date is calculated as follows:
         (a) The net asset value per share of the Portfolio multiplied by the number of shares held in the Subaccount, before the purchase or redemption of any shares on that date; minus
         (b) the cumulative unpaid charge for the Mortality and Expense Risk Charge and Administrative Expense Charge; minus
         (c) any applicable charge for federal and state income taxes, if any; the result divided by
         (d) the total number of Accumulation Units held in the Subaccount on the Valuation Date, before the purchase or redemption of any Accumulation Units on that day.
Positive investment experience of the applicable Portfolio will increase the Accumulation Unit values and negative investment experience will decrease the Unit values. Expenses and deductions will have a negative effect on Unit values.
     THE FIXED ACCOUNT VALUE. The Accumulation Value of the Fixed Account on any
         Valuation  Date is equal to:
         (a) the  Accumulation  Value at the end of the preceding  Policy Month;
             plus
         (b) any Purchase Payments credited since the end of the previous Policy Month; plus
         (c) any transfers from the Subaccounts credited to the Fixed Account since the end of the previous Policy Month; minus
         (d) any transfers from the Fixed Account to the Subaccounts since the end of the previous Policy Month; minus
         (e) any partial withdrawal and Withdrawal Charge taken from the Fixed Account since the end of the previous Policy Month; plus
         (f) interest credited on the Fixed Account balance.
Companion guarantees that the Accumulation Value in the Fixed Account will be credited with an effective annual interest rate of at least 3%.

NON-PARTICIPATING POLICY
     The Policy does not participate or share in the profits or surplus earnings of Companion. No dividends are payable on the Policy.

TERMINATION
     If the Accumulation Value is less than $500, Companion may cancel the Policy upon 60 days' notice to the Owner. This cancellation will be considered a full surrender of the Policy. If the Accumulation Value in any Subaccount falls below $500, Companion reserves the right to transfer the remaining balance, without charge, to the Money Market Subaccount.

                         DISTRIBUTIONS UNDER THE POLICY
                         ------------------------------
WITHDRAWALS
     The Owner may withdraw all or a portion of the Cash Surrender Value in exchange for a cash payment from Companion. The Cash Surrender Value is the Accumulation Value less any applicable Withdrawal Charge and any applicable Policy Fee. (See "Charges and Deductions," p. 26).
     The Owner may withdraw Cash Surrender Value from the Variable Account at any time prior to the Annuity Starting Date and after the Annuity Starting Date if Payment Option 2 is elected as a variable annuity payment option, by sending a Written Request to Companion's Service Office. The minimum amount that can be withdrawn from any Eligible Investment is $500. After a partial withdrawal, the remaining Accumulation Value must be at least $500. In the absence of written instructions from the Owner, withdrawals will result in cancellation of Accumulation Units from each applicable Subaccount and the deduction of Accumulation Value from the Fixed Account in the ratio that the value of each such Eligible Investment bears to the total Accumulation Value of the Policy (I.E., pro rata from each Eligible Investment).

No more than a pro-rata amount may be withdrawn from the Fixed Account for any partial withdrawal. If the Owner requests a surrender, the Policy must be returned to the Service Office.
     Withdrawals from the Fixed Account may be delayed for up to six months. Each Policy Year the Owner may withdraw up to 15% of Accumulation Value without deduction of a Withdrawal Charge. Amounts withdrawn in excess of this free withdrawal amount may be subject to the Withdrawal Charge of up to 7%. For a discussion of the Withdrawal Charge, see "Withdrawal Charge," p. 26.
     Withdrawals may be taxable and subject to a penalty tax. (See "Certain Federal Income Tax Consequences," p. 28.)
     Since the Owner assumes the investment risk with respect to Purchase Payments allocated to the Variable Account, and because surrenders and withdrawals are subject to a Withdrawal Charge, and possibly a charge for premium taxes, the total amount paid upon total surrender of the Policy (taking any prior partial withdrawals into account) may be more or less than the total Purchase Payments made. Following a surrender of the Policy, or at any time the Accumulation Value is zero, all rights of the Owner will terminate.

SYSTEMATIC WITHDRAWAL PLAN
     Under the Systematic Withdrawal Plan, the Policy Owner can instruct Companion to make automatic payments of a predetermined dollar amount or fixed percentage of Accumulation Value to them monthly, quarterly, semi-annually or annually from a specified Eligible Investment. The minimum systematic withdrawal payment is $100. The "Request for Systematic Withdrawal" form must specify a date for the first payment, which must be at least 30 but not more than 90 days after the form is submitted. The Owner may specify the Eligible Investments from which Systematic Withdrawals will be made, but no more than a pro-rata amount can be withdrawn from the Fixed Account. If the Owner does not specify the Eligible Investments from which Systematic Withdrawals are to be taken, Systematic Withdrawals will be taken from each Eligible Investment in the proportion that the Accumulation Value in each Eligible Investment bears to the total Accumulation Value of the Policy.
     The Withdrawal Charge will apply in accordance with its terms.
     A qualified tax adviser should be consulted before a Systematic Withdrawal Plan is requested since distributions under such a Plan may be taxable and subject to a penalty tax. (See "Certain Federal Income Tax Consequences," p. 28.)

ANNUITY PAYMENTS
     Payees receiving Annuity Payments under the Policy must be individuals who receive payments in their own behalf unless otherwise agreed to by Companion. Any Payout Option chosen will be effective when Companion acknowledges it. Companion may require proof of the Owner's or the Annuitant's age or survival. The level of Annuity Payments is determined by the Accumulation Value, the age and sex of the Annuitant, and the Payout Option elected.
     ANNUITY STARTING DATE. Unless the Annuity Starting Date is changed, Annuity Payments under a Policy will begin on the Annuity Starting Date which is selected by the Policy Owner at the time the Policy is applied for. The latest Annuity Starting Date permitted is when the Annuitant attains age 90. An earlier Annuity Starting Date is required for Qualified Contracts. The Annuity Starting Date may be changed from time to time by the Policy Owner by Written Notice to Companion, provided that notice of each change is received by Companion at its Service Office at least thirty (30) days prior to the then current Annuity Starting Date.

     ELECTION OF PAYOUT OPTION. The Policy Owner will choose a Payout Option, under which the Policy Proceeds will be paid to the Payee(s), in the Policy application. However, during the lifetime of the Owner and prior to the Annuity Starting Date, the Policy Owner may change the election, but Written Notice of any election or change of election must be received by Companion at its Service Office at least thirty (30) days prior to the Annuity Starting Date. If no election is made prior to the Annuity Starting Date, Annuity Payments will be made under Option 4 providing lifetime income with guaranteed payments for 10 years. Companion reserves the right to pay the Proceeds in one sum when the Proceeds are less than $2,000, or when the Payout Option chosen would result in periodic payments of less than $20.
     If the Owner dies prior to the Annuity Starting Date (and the Policy is in force), the Beneficiary may elect to receive the death benefit under one of the Payout Options, to the extent allowed by law and subject to the terms of any settlement agreement. (See "Death Benefit," p. 25.)
     The longer the guaranteed or projected Payout Option period, the lower the amount of each payment. Unless the Policy Owner specifies otherwise, the Payee shall be the Annuitant.

     FIXED ANNUITY PAYMENTS. Fixed annuity payments are available under all six Payout Options below. Under each fixed Payout Option the amount of each payment will be set on the Annuity Starting Date and will not change. Annuity Payments will begin on that date. The Accumulation Value reduced by any Withdrawal Charge will be transferred to the general account of Companion, and the Annuity Payments will be fixed in amount by the fixed annuity provisions selected and the age and sex (if consideration of sex is allowed) of the Annuitant. The guaranteed effective annual interest rate used in the Payout Options is 3%. Using a procedure approved by its Board of Directors, Companion may, AT ITS SOLE DISCRETION, declare additional interest to be paid or credited annually for Payout Options 1, 2, 3, or 6. Current immediate annuity rates for the same class of annuities will be used if higher than the guaranteed amounts (guaranteed amounts are based upon the tables contained in the Policy). The guaranteed amounts are based on the 1983 Table "A" mortality table, and 3.0% guaranteed interest rate. Current amounts may be obtained from Companion. For further information, contact Companion at its Service Office.

     VARIABLE ANNUITY PAYMENTS. Only Payout Options 2, 4, and 6 are available for variable annuity payments. The dollar amount of the first monthly annuity payment will be determined by applying the Accumulation Value reduced by any Withdrawal Charge allocated to variable annuity payments to the annuity table applicable to the Payout Option chosen. The tables are determined from the 1983 Table "a" mortality table with an assumed investment rate of 4%. If more than one subaccount has been selected, the Accumulation Value reduced by any Withdrawal Charge of each subaccount is applied separately to the annuity table to determine the amount of the first annuity payment attributable to that particular subaccount.
             All variable annuity payments other than the first will vary in amount according to the investment performance of the applicable subaccounts. The amount of each subsequent payment is the sum of: the number of Variable Annuity Units for each subaccount as determined for the first annuity payment multiplied by the value of a Variable Annuity Unit for that subaccount 10 days prior to the date the variable annuity payment is due. This amount may increase or decrease from month to month.
             If the net investment return of a subaccount for a payment period is equal to the pro-rated portion of the 4% annual assumed investment rate, the variable annuity payment attributable to that subaccount for that period will equal the payment for the prior period. To the extent that such net investment return exceeds an annualized rate of 4% for a payment period, the payment for that period will be greater than the payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 4%, the payment for that period will be less than the payment for the prior period.

     TRANSFERS BETWEEN FIXED AND VARIABLE SUBACCOUNTS. After the Annuity Commencement Date the annuitant may exchange the value of a designated number of Variable Annuity Units of a particular subaccount into other Variable Annuity Units, the value of which would be such that the dollar amount of an annuity payment made on the date of the exchange would be unaffected by the fact of the exchange. No more than four (4) exchanges may be made within each account year.
         Transfers may be made between subaccounts and from a subaccount to the fixed account. No exchanges may be made from the fixed account to the variable subaccounts. Transfers will be made using the Variable Annuity Unit values for the Valuation Period during which any request is received by Companion.

     Payout Options. The Policy provides six Payout Options which are described below.
     The guaranteed effective annual interest rate used in the Payout Options is 3%. Using a procedure approved by its Board of Directors, Companion may, AT ITS SOLE DISCRETION, declare additional interest to be paid or credited annually for Payout Options 1, 2, 3, or 6.
     Under each Payout Option the amount of each payment will be set on the Annuity Starting Date and will not change. Annuity Payments will begin on that date. The Accumulation Value will be transferred to the general account of Companion, and the Annuity Payments will be fixed in amount by the fixed annuity provisions selected and the age and sex (if consideration of sex is allowed) of the Annuitant. For further information, contact Companion at its Service Office.
         There are six Payout Options. All Payout Options or earnings thereon are available for fixed annuity payments. Only Payout Options 2, 4 and 6 are available for variable annuity payments.
         OPTION 1 -- PROCEEDS HELD ON DEPOSIT AT INTEREST. While the Proceeds are held by Companion, Companion will annually:
     (a)  pay interest to the Payee; or
     (b)  add interest to the Proceeds.
         OPTION 2 -- INCOME OF A SPECIFIED AMOUNT. The Proceeds will be paid in monthly installments of a specified amount over at least a five year period until the Proceeds, with interest or earnings thereon, have been fully paid.
         OPTION 3 -- INCOME FOR A SPECIFIED PERIOD. The Proceeds will be paid in installments for the number of years chosen. The monthly incomes for each $1,000 of Proceeds, shown in the table set forth in the Policy, include interest. Companion will provide the income amounts for payments other than monthly upon request.

         OPTION 4 -- LIFETIME INCOME. The Proceeds will be paid as monthly income for as long as the Annuitant lives. The following guarantees are available:
            GUARANTEED PERIOD - The monthly income will be paid for a minimum of 10 years and as long thereafter as the Annuitant lives; or GUARANTEED AMOUNT - The monthly income will be paid until the sum of all payments equals the Proceeds placed under this option and as long thereafter as the Annuitant lives.
If a fixed annuity Payment Option is chosen, the monthly income will be the amount computed using either the Lifetime Monthly Income Table set forth in the Policy (which is based on the 1983 Table "A" mortality table and interest at 3%, adjusted to age last birthday) or, if more favorable to the Annuitant, Companion's then current lifetime monthly income rates for payment of Proceeds. If a variable Payout Option is chosen, all variable annuity payments, other than the first variable annuity payment, will vary in amount according to the investment performance of the applicable Subaccounts (see "Variable Annuity Payments," p. 24).
     Note Carefully: If no guarantee is elected, then IT WOULD BE POSSIBLE FOR ONLY ONE ANNUITY PAYMENT TO BE MADE if the Annuitant(s) were to die before the due date of the second annuity payment; only two Annuity Payments if the Annuitant(s) were to die before the due date of the third annuity payment; and so forth.
     When the Annuitant dies, any remaining guaranteed Annuity Payments will be paid to the Beneficiary. When the last Payee dies, Companion will pay to the estate of that Payee any remaining guaranteed Annuity Payments.
         OPTION 5 -- LUMP SUM.  The Proceeds will be paid in one sum.
         OPTION 6 -- ALTERNATIVE SCHEDULE. Upon request and if available, Companion will provide payments for other options, including joint and survivor periods. Certain options may not be available in some states.

     Additional   information  about  any  Payout  Option  may  be  obtained  by contacting the Service Office.

                                      * * *

     A portion or the entire amount of the Annuity Payments may be taxable as ordinary income. If, at the time the Annuity Payments begin, the Policy Owner has not provided Companion with a written election not to have federal income taxes withheld, Companion must by law withhold such taxes from the taxable portion of such annuity payments and remit that amount to the federal government. Withholding is mandatory for certain Qualified Policies. (See "Certain Federal Income Tax Consequences," p. 28.)

DEATH BENEFIT
     DEATH OF OWNER PRIOR TO ANNUITY STARTING DATE. If any Owner or joint Owner dies prior to the Annuity Starting Date (and the Policy is in force), the Policy will terminate, and a death benefit will be paid to the Beneficiary. The death benefit will equal the largest of (i) the Accumulation Value (without deduction of the Withdrawal Charge), on the later of the date on which Due Proof of Death or an election of Payout Option is received by Companion's Service Office; or
(ii) the sum of Purchase Payments, less partial withdrawals.
     The death benefit is payable upon receipt of Due Proof of Death of the first Owner to die, election of a Payout Option, and proof that such Owner died prior to the commencement of Annuity Payments. The death benefit generally will be paid within seven days, or as soon thereafter as Companion has sufficient information about the Beneficiary to make the payment. The Beneficiary may receive the amount payable in a lump sum cash benefit, or, subject to any limitation under any state or federal law, rule, or regulation, under one of the Payout Options described above, unless a settlement agreement is effective at the death of the Owner that prevents such election. The Beneficiary must make such election within sixty days of the date Companion receives Due Proof of Death; otherwise a lump sum payment will be made.
     If an Owner of the Policy is a corporation or other nonindividual, the primary Annuitant will be treated as an Owner of the Policy for purposes of the death benefit. The "primary Annuitant" is that individual whose life affects the timing or the amount of the payout under the Policy. A change in the primary Annuitant will be treated as the death of an Owner.
     If the Annuitant is an Owner or joint Owner, the death of the Annuitant will be treated as the death of an Owner rather than of the Annuitant.
     (If the Annuitant is not an Owner and the Annuitant dies before the Annuity Starting Date, the Owner may name a new Annuitant if such Owner(s) is not a corporation or other non-individual. If the Owner does not name a new Annuitant, the Owner will become the Annuitant.)
     DEATH OF OWNER ON OR AFTER ANNUITY STARTING DATE. If any Owner or joint Owner dies on or after the Annuity Starting Date and before all the Proceeds have been paid, any remaining Proceeds will be paid at least as rapidly as under the Payout Option in effect at the time of the death.

     BENEFICIARY. The Owner may change the named Beneficiary by sending Written Notice to the Service Office unless the named Beneficiary is irrevocable. When recorded and acknowledged by Companion, the change will be effective as of the date the Owner signed the request. The change will not apply to any payments made or other action taken by Companion before recording. If the named Beneficiary is irrevocable, the Owner may change the named Beneficiary only by joint written request from the Owner and the Beneficiary. If more than one named Beneficiary is designated, and the Policy Owner fails to specify their interests, they will share equally.
     If there are joint Owners, the surviving joint Owner will be deemed the Beneficiary, and the Beneficiary named in the Policy application or as subsequently changed will be deemed the contingent Beneficiary. If both joint Owners die simultaneously, the death benefit will be paid to the contingent Beneficiary.
     If the Beneficiary is the deceased Owner's surviving spouse, the spouse may elect either to receive the death benefit, in which case the Policy will terminate, or to continue the Policy in force with the spouse as Owner.
     If the named Beneficiary does not survive the Owner, then the estate of the Owner is the Beneficiary.

IRS REQUIRED DISTRIBUTION
     Federal tax law requires that if a Policy Owner of a nonqualified Policy dies before the Annuity Starting Date, then the entire value of the Policy must generally be distributed within five years of the date of death of such Policy Owner. Therefore, generally, any death benefit must be paid within five years after the date of death. The five-year rule does not apply to that portion of the Proceeds which (a) is payable to or for the benefit of an individual Beneficiary; and (b) will be paid over the lifetime or the life expectancy of that Beneficiary as long as payments begin not later than one year after the date of the Owner's death. Special rules may apply to the spouse of the deceased Owner. See "Federal Tax Matters" in the Statement of Additional Information for a detailed description of these rules. Other required distribution rules apply to Qualified Contracts. (See "Certain Federal Income Tax Consequences," p. 28.) The Policy contains provisions designed to comply with these requirements.

                             CHARGES AND DEDUCTIONS
                             ----------------------

     Companion will make certain charges and deductions in connection with the Policy in order to compensate it for incurring expenses in distributing the Policy, bearing mortality and expense risks under the Policy, and administering the Accounts and the Policies. Charges may also be made for federal, state or local taxes (or the economic burden thereof), or for certain transfers. Charges and expenses are also deducted from each Portfolio.

WITHDRAWAL CHARGE
     Companion will incur expenses relating to the sale of Policies, including commissions to registered representatives and other promotional expenses. Companion will apply a Withdrawal Charge, expressed as a percentage of any Purchase Payment surrendered or withdrawn, in connection with a full surrender or partial withdrawal, in order to partially cover distribution expenses. The Withdrawal Charge Percentage will vary depending upon the number of years that have elapsed since the date the Purchase Payment was made. The amount of the Withdrawal Charge is determined by multiplying the amount of each Purchase Payment withdrawn by the applicable Withdrawal Charge Percentages. For purposes of determining the Withdrawal Charge, the oldest Purchase Payment is considered to be withdrawn first; the next oldest Purchase Payment is considered to be withdrawn next, and so on (this is a "first-in, first-out" procedure), and all Purchase Payments are deemed to be withdrawn before any earnings. The amount of the partial withdrawal requested plus any Withdrawal Charge will be deducted from the Accumulation Value on the date an Owner's Written Request is received at the Service Office. In the absence of other instructions, partial withdrawals (including any charge) will be deducted from the Subaccounts and the Fixed Account on a pro-rata basis. No more than a pro-rata amount can be withdrawn from the Fixed Account. The following is the table of Withdrawal Charge
Percentages:

================================================================================
  Years Since Receipt of Purchase Payment   1   2   3    4    5     6    7   8+
--------------------------------------------------------------------------------
  Applicable Withdrawal Charge Percentage  7%  6%  5%   4%    3%   2%   1%   0%
================================================================================

     Companion anticipates that the Withdrawal Charge will not generate sufficient funds to pay the cost of distributing the Policies. If this charge is insufficient to cover the distribution expenses, the deficiency will be met from Companion's general funds, which will include amounts derived from the charge for mortality and expense risks (described below).
     Each Policy year, the Owner can withdraw up to 15% of Accumulation Value, without imposition of the Withdrawal Charge. A Withdrawal Charge will also not be applied on the Annuity Starting Date if the Accumulation Value is applied after the second Policy Anniversary to provide lifetime Annuity Payments under Payout Option 4. (The Withdrawal Charge will apply to Proceeds placed under Payout Options 1, 2, 3, 5, and 6.) No Withdrawal Charge will be imposed as a result of any death benefit payment or, under Qualified Plans, any refund of contributions paid in excess of the Owner's deductible amounts. Companion will not increase the withdrawal charge.

MORTALITY AND EXPENSE RISK CHARGE
     Companion imposes a daily charge as compensation for bearing certain mortality and expense risks in connection with the Policies. This charge is equal to an annual rate of 1.00% (.0027535% daily) of the value of the net assets in the Variable Account and it will not increase. On an annual basis, approximately three-fourths of this charge is for mortality risks and approximately one-fourth is for expense risks. The Mortality and Expense Risk Charge is reflected in the accumulation unit values for each Subaccount.
     Accumulation Values and Annuity Payments are not affected by changes in actual mortality experience or by actual expenses incurred by Companion. The mortality risks assumed by Companion arise from its contractual obligations to make Annuity Payments (determined in accordance with the Annuity tables and other provisions contained in the Policy) and to pay death benefits prior to the Annuity Starting Date. Thus, Owners are assured that neither an Annuitant's own longevity nor an unanticipated improvement in general life expectancy will adversely affect the periodic Annuity Payments that the Payee will receive under the Policy.
     The expense risk assumed by Companion is the risk that Companion's actual expenses in administering the Policy will exceed the amount recovered through the Administrative Charges.
     If the Mortality and Expense Risk Charge is insufficient to cover Companion's actual costs, Companion will bear the loss; conversely, if the charge is more than sufficient to cover costs, the excess will be profit to Companion. Companion expects a profit from this charge. To the extent that the proceeds of the Withdrawal Charge are insufficient to cover the actual cost of Policy distribution, the deficiency will be met from Companion's general corporate assets, which may include amounts, if any, derived from the Mortality and Expense Risk Charge.

ADMINISTRATIVE CHARGES
     In order to cover the costs of administering the Policies, Companion deducts an annual Policy Fee from the Accumulation Value of the Variable Account and also deducts a daily Administrative Expense Charge from the assets of each Subaccount.
     The annual Policy Fee is deducted from the Accumulation Value of the Variable Account of each Policy on the last Valuation Date of each Policy Year prior to the Annuity Starting Date (and upon a complete surrender). This annual Policy Fee is $30, and it will not be increased. The annual Policy Fee will be deducted from each Subaccount in the same proportion that the Variable Account Subaccount Accumulation Value in each such Eligible Investment bears to the total Variable Account Accumulation Value of the Policy. The portion of the annual Policy Fee deducted from the Variable Account Subaccounts will be deducted by cancelling Accumulation Units. This fee is waived if the Accumulation Value exceeds $50,000 on the last Valuation Date of the applicable Policy Year and if the Variable Account Accumulation Value is insufficient to pay the Policy Fee. Companion does not anticipate realizing any profit from this fee.
     Companion also deducts a daily Administrative Expense Charge from the assets of each Subaccount of the Variable Account. This charge is equal to an annual rate of .20% (.0005485% daily) of the net assets of each Subaccount of the Variable Account. The Administrative Expense Charge will not be increased in the future. Companion does not anticipate realizing any profit from this charge.

TRANSFER FEE
     There is no charge for transfers from the Fixed Account or for the first 12 transfers from Subaccounts of the Variable Account in each Policy Year. However, there is a $10 fee for the thirteenth and each subsequent request made by the Owner to transfer Accumulation Value from a Subaccount during a single Policy Year. Any applicable Transfer Fee is deducted from the amount transferred. All transfer requests made simultaneously will be treated as a single request. No transfer fee will be imposed for any transfer which is not at the Owner's request. The Transfer Fee will not increase.

FEDERAL, STATE AND LOCAL TAXES
     No charges are currently made for federal, state, or local taxes. However, Companion reserves the right to deduct amounts from the Subaccounts for such taxes or any other economic burden resulting from imposition of the tax laws that Companion determines to be properly attributable to the Variable Account in the future.

OTHER EXPENSES INCLUDING INVESTMENT ADVISORY FEES
     Each Portfolio of the Series Funds is responsible for all of its expenses. The net assets of each Portfolio of the Series Funds will reflect deductions in connection with the investment advisory fee and other expenses.
     For more information concerning the investment advisory fee and other charges against the Portfolios, see the prospectuses for the Series Funds, current copies of which accompany this Prospectus.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     THE FOLLOWING DISCUSSION IS A GENERAL DESCRIPTION OF FEDERAL TAX CONSIDERATIONS RELATING TO THE POLICY AND IS NOT INTENDED AS TAX ADVICE. THIS DISCUSSION IS NOT INTENDED TO ADDRESS THE TAX CONSEQUENCES RESULTING FROM ALL OF THE SITUATIONS IN WHICH A PERSON MAY BE ENTITLED TO OR MAY RECEIVE A DISTRIBUTION UNDER THE POLICY. ANY PERSON CONCERNED ABOUT THESE TAX IMPLICATIONS SHOULD CONSULT A COMPETENT TAX ADVISOR BEFORE INITIATING ANY TRANSACTION. THIS DISCUSSION IS BASED UPON COMPANION'S UNDERSTANDING OF THE PRESENT FEDERAL INCOME TAX LAWS AS THEY ARE CURRENTLY INTERPRETED BY THE INTERNAL REVENUE SERVICE. NO REPRESENTATION IS MADE AS TO THE LIKELIHOOD OF THE CONTINUATION OF THE PRESENT FEDERAL INCOME TAX LAWS OR OF THE CURRENT INTERPRETATION BY THE INTERNAL REVENUE SERVICE. MOREOVER, THIS SUMMARY DISCUSSES ONLY CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO "UNITED STATES PERSONS," AND NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS. UNITED STATES PERSONS MEANS CITIZENS OR RESIDENTS OF THE UNITED STATES, DOMESTIC CORPORATIONS, DOMESTIC PARTNERSHIPS AND TRUSTS OR ESTATES THAT ARE SUBJECT TO UNITED STATES FEDERAL INCOME TAX REGARDLESS OF THE SOURCE OF THEIR INCOME.

     The Policy may be purchased on a non-tax qualified basis ("Nonqualified Policy") or purchased and used in connection with plans qualifying for favorable tax treatment ("Qualified Policy"). Qualified Policies are designed for use by individuals whose Purchase Payments are comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), 408, or 457 of the Internal Revenue Code of 1986, as amended (the "Code"). The ultimate effect of Federal income taxes on the amounts held under a Policy, on Annuity Payments, and on the economic benefit to the Policy Owner, the Annuitant, or the Beneficiary depends, among other things, on the type of retirement plan, on the tax and employment status of the individual concerned and on the employer's tax status. In addition, certain requirements must be satisfied in purchasing a Qualified Policy with proceeds from a tax qualified plan and receiving distributions from a Qualified Policy in order to continue receiving favorable tax treatment. Therefore, purchasers of Qualified Policies should seek competent legal and tax advice regarding the suitability of the Policy for their situation, the applicable requirements, and the tax treatment of the rights and benefits of the Policy. The following discussion assumes that a Qualified Policy is purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special Federal income tax treatment.

TAX STATUS OF THE POLICY
     The following discussion is based on the assumption that the Policy qualifies as an annuity contract for federal income tax purposes. The Statement of Additional Information discusses the requirements for qualifying as an annuity.

TAXATION OF ANNUITIES
     IN GENERAL. Section 72 of the Code governs taxation of annuities in general. Companion believes that the Policy Owner who is a natural person generally is not taxed on increases (if any) in the value of a Policy until distribution occurs by withdrawing all or part of the Accumulation Value (E.G., partial withdrawals, full surrenders or Annuity Payments under the Payout Option elected). For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Accumulation Value (and in the case of a Qualified Policy, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or an annuity) is taxable as ordinary income.
     The owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the Policy's Accumulation Value over the "investment in the contract" (discussed below) during the taxable year. There are some exceptions to this rule, and a prospective Policy Owner that is not a natural person may wish to discuss these with a competent tax adviser.

     THE FOLLOWING DISCUSSION GENERALLY APPLIES TO A POLICY OWNED BY A NATURAL PERSON.

     SURRENDERS AND PARTIAL WITHDRAWALS. In the case of a surrender or partial withdrawal (including systematic withdrawals) under a QUALIFIED POLICY, under
Section 72(e) of the Code a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total accrued benefit for balance under the retirement plan. The "investment in the contract" generally equals the amount of any purchase payments paid by or on behalf of any individual. For a Policy issued in connection with qualified plans, the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from a Qualified Policy.
     With respect to NONQUALIFIED POLICIES, partial withdrawals (including systematic withdrawals) are generally treated as taxable income to the extent that the Accumulation Value immediately before the partial withdrawal exceeds the "investment in the contract" at that time.

     Full surrenders are treated as taxable income to the extent that the amount received exceeds the "investment in the contract."
     ANNUITY PAYMENTS. Although tax consequences may vary depending on the Payout Option elected under the Policy, in general, only the portion of the payout that represents the amount by which the Accumulation Value exceeds the
"investment in the contract" will be taxed; after the "investment in the contract" is recovered, the full amount of any additional payments is taxable. For Variable Annuity Payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her "investment in the contract." For Fixed Annuity Payments, in general there is no tax on the portion of each Annuity Payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the Annuity Payments for the term of the payments; however, the remainder of each Annuity Payment is taxable. Once the "investment in the contract" has been fully recovered, the full amount of any additional Annuity Payments is taxable. If Annuity Payments cease by reason of the death of the Annuitant, the excess (if any) of the "investment in the contract" as of the Annuity Starting Date over the aggregate amount of Annuity Payments received on or after the Annuity Starting Date that was excluded from gross income is allowable as a deduction for the last taxable year of the Annuitant.
     PENALTY TAX. In the case of a distribution pursuant to a Nonqualified Policy, there may be imposed a Federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions: (a) made on or after the date on which the Policy Owner attains age 59 1/2; (b) made as a result of death or disability of a Policy Owner; (c) received in substantially equal periodic payments as a life annuity or a joint and survivor annuity for the lives or life expectancies of the Policy Owner and a "designated beneficiary"; (d) from a qualified plan; (e) allocable to investment in the Policy before August 14, 1982; (f) under a qualified funding asset (as defined in Code section 130(d)); (g) under an immediate annuity (as defined in Code Section 72(u)(4)); or (h) which are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service. Other tax penalties may apply to certain distributions under a Qualified Policy.
     DEATH BENEFIT PROCEEDS. Amounts may be distributed from the Account because of the death of a Policy Owner. Generally, such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender as described above; or (2) if distributed under an Annuity Payout Option, they are taxed in the same manner as Annuity Payments, as described above.
     TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF THE POLICY. A transfer of ownership of a Policy, the designation of an Annuitant or Beneficiary who is not also the Policy Owner, the selection of certain annuity starting dates, or the exchange of a Policy may result in certain tax consequences to the Policy Owner that are not discussed herein. Policy Owners contemplating any such transfer, assignment, or exchange of a Policy should contact a competent tax adviser with respect to the potential tax effects of such a transaction.
     MULTIPLE POLICIES. All nonqualified deferred annuity contracts that are issued by Companion (or its affiliates) to the same Policy Owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in gross income under section 72(e) of the Code. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of section 72(e) through the serial purchase of annuity contracts or otherwise. Congress has also indicated that the Treasury Department may have authority to treat the combination purchase of an immediate annuity contract and separate deferred annuity contract as a single annuity contract under its general authority to prescribe rules as may be necessary to enforce the income tax laws. Any Policy Owner or prospective Policy Owner contemplating the purchase of more than one annuity in a calendar year should consult a tax advisor.
     WITHHOLDING. Pension and annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions. Effective January 1, 1994, distributions from certain qualified plans are generally subject to mandatory withholding. Certain states also require withholding of state income taxes whenever federal income taxes are withheld.
     POSSIBLE CHANGES IN TAXATION. In past years, legislation has been proposed that would have adversely modified the federal taxation of certain annuities. For example, one such proposal would have changed the tax treatment of nonqualified annuities that did not have "substantial life contingencies" by taxing income as it is credited to the annuity. Although as of the date of this prospectus Congress is not actively considering any legislation regarding the taxation of annuities, there is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).
     OTHER TAX CONSEQUENCES. As noted above, the foregoing discussion of the Federal income tax consequences under the Policy is not exhaustive and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the Federal income tax consequences discussed herein reflect Companion's understanding of current law and the law may change. Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under the Policy depend on the individual circumstances of each Policy Owner or recipient of the distribution.
A competent tax adviser should be consulted for further information.

QUALIFIED PLANS
     The Policy may be used with certain qualified plans as described in the following paragraphs. The tax rules applicable to Policy Owners in qualified plans, including restrictions on contributions and benefits, taxation of distributions and any tax penalties, vary according to the type of plan and the terms and condition of the plan itself. Various tax penalties may apply to contributions in excess of specified limits, aggregate distributions in excess of $155,000 annually, distribution that do not satisfy specified requirements and certain other transactions with respect to qualified plans. Therefore, no attempt is made to provide more than general information about the use of the Policy with qualified plans. Policy Owners, Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the provisions of the Policy. Some retirement plans are subject to distribution and other requirements that are not incorporated in United of Omaha's Policy provisions or administration procedures. Policy Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Policy comply with applicable law. Following are brief descriptions of the circumstances in which United of Omaha will issue the Policy in connection with qualified plans. When issued in connection with a qualified plan, the Policy will be amended to conform with certain requirements of the Code, and this amendment must be approved by the applicable State Insurance Department before the Policy is available for use with a qualified plan. The Policy may not be available in all States for all types of qualified plans.
     QUALIFIED PENSION OR PROFIT SHARING PLANS. Section 401(a) of the Code permits employers to establish retirement plans for employees and also permits self-employed individuals to establish retirement plans for themselves and their employees. Subject to the Policy's purchase payment limits, the Policy may be issued to the trustee of such plan if the trustee is the Owner and Beneficiary of the Policy, if the trustee or the employer selects the Policy as a plan investment, and if the trustee arranges for plan services from a party other than United of Omaha (unless an officer of United of Omaha agrees in writing to perform services before the Policy is issued). Purchasers of a Policy for use with such plans should seek competent advice regarding the suitability of the Policy to their specific needs. The Policy may not be assigned except to a successor plan trustee.
     INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (each hereinafter referred to as "IRA"). Also, distributions from certain other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA. Subject to the Policy's purchase payment limits, the Policy may be issued as an IRA. Purchasers of a Policy for use with IRAs will be provided with supplemental information required by the Internal Revenue Service. Such purchasers will have the right to revoke their purchase within seven days of the earlier of the establishment of the IRA or their purchase. Purchasers should seek competent advice as to the suitability of the Policy to their specific needs. An IRA cannot be assigned. Subject to the Policy's purchase payment limits, the Policy (with unisex settlement option rates) may be issued as an IRA in connection with a simplified employee pension under Section 408(k) of the Code, but Companion is not responsible for providing a plan document or administrative services for the simplified employee pension.
     TAX-SHELTERED ANNUITIES. Section 403(b) of the Code permits public school employees and employees of certain types of religious, charitable, educational, and scientific organizations specified in Section 501(c)(3) of the Code to direct the purchase of annuity contracts and, subject to certain limitations, exclude the amount of purchase payments from gross income for tax purposes. These annuity contracts are commonly referred to as "Tax-Sheltered Annuities." Subject to the Policy's purchase payment limits, the Policy may be issued as a Tax-Sheltered Annuity if each purchase payment is a direct transfer or rollover from another Tax-Sheltered Annuity that is either offered through a government employer such as a public school or funded only with salary reduction contributions. Unlike some other Tax-Sheltered Annuities, the Policy does not accept salary reduction contributions directly from an employer's payroll office and it does not offer loans or hardship withdrawals. Except in the case of a direct transfer to another Tax-Sheltered Annuity, withdrawals under the Policy are prohibited unless made after the Policy Owner attains age 59 1/2, upon the Policy Owner's separation from service or upon the Policy Owner's death or disability. Purchasers should seek competent advice as to the suitability of the Policy for their specific needs.

                           DISTRIBUTOR OF THE POLICIES
                           ---------------------------

     Mutual of Omaha Investor Services ("MOIS"), Mutual of Omaha Plaza, Omaha Nebraska 68175, is the principal underwriter of the Policies. MOIS is a 100% owned subsidiary of Mutual of Omaha Insurance Company, which is the ultimate parent company of Registrant, Companion Life Insurance Company. MOIS has entered or will enter into one or more contracts with various broker-dealers for the distribution of the Policies. MOIS is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Commission paid to a broker-dealer will be up to 7% of Purchase Payments.

                                  VOTING RIGHTS
                                  -------------

     To the extent required by law, Companion will vote Series Fund shares held by the Variable Account at regular and special shareholder meetings of the Series Funds in accordance with instructions received from persons having voting interests in the portfolios. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should be amended or if the present interpretation thereof should change, and as a result Companion determines that it is permitted to vote Series Fund shares in its own right, it may elect to do so. The Series Funds may not hold routine annual Shareholder meetings.
     The Policy Owner holds the voting interest in the selected Portfolios. The number of votes that an Owner has the right to instruct will be calculated separately for each Subaccount. The number of votes that an Owner has the right to instruct for a particular Subaccount will be determined by dividing his or her Accumulation Value in the Subaccount by the net asset value per share of the corresponding Portfolio in which the Subaccount invests. Fractional shares will be counted. Each Owner having a voting interest in a Subaccount will receive proxy material, reports, and other materials relating to the appropriate Portfolio.

                                LEGAL PROCEEDINGS
                                -----------------

     There are no legal proceedings to which the Variable Account is a party or to which the assets of the Variable Account are subject. Companion is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Variable Account.

                       STATEMENT OF ADDITIONAL INFORMATION
                       -----------------------------------

     A Statement of Additional Information is available (at no cost) which contains more details concerning the subjects discussed in this Prospectus. The following is the Table of Contents for that Statement:


                                TABLE OF CONTENTS
                                -----------------
                                                                           Page
                                                                           ----

The Policy-General Provisions.............................................    2
     Owner and Joint Owner................................................    2
     Death of Annuitant...................................................    2
     Entire Contract  ....................................................    2
     Deferment of Payment and Transfers...................................    2
     Incontestability  ...................................................    2
     Misstatement of Age or Sex...........................................    2
     Nonparticipating.....................................................    2
     Assignment    .......................................................    3
     Evidence of Age or Survival..........................................    3
Federal Tax Matters . . . . ..............................................    3
     Tax Status of the Policy.............................................    3
     Taxation of Companion................................................    4
State Regulation of Companion ............................................    4
Administration . . . . . . . . ...........................................    4
Records and Reports ......................................................    5
Distribution of the Policies .............................................    5
Custody of Assets . . . . . . . ..........................................    5
Historical Performance Data...............................................    5
     Money Market Yields .................................................    5
     Other Subaccount Yields .............................................    6
     Average Annual Total Returns  . . . . . . ...........................    5
Legal Matters  . . . . ...................................................    7
Other Information . . . . . . ............................................    7
Financial Statements  . . . . . ..........................................    7

                       STATEMENT OF ADDITIONAL INFORMATION

                    THE ULTRANNUITY SERIES V VARIABLE ANNUITY

                Issued through: COMPANION LIFE SEPARATE ACCOUNT C

                  Offered by: COMPANION LIFE INSURANCE COMPANY

                            401 Theodore Fremd Avenue
                            Rye, New York 10580-1493


     This Statement of Additional information expands upon subjects discussed in the current Prospectus for the Ultrannuity Series V Variable Annuity Policy (the "Policy") offered by Companion Life Insurance Company. You may obtain a copy of the Prospectus dated November 15, 1996 by calling 1-800-494-0067 or by writing to the Service Office: Companion Annuity Service Division, P.O. Box 419241, Kansas City, MO 64141-6281. Terms used in the current Prospectus for the Policy are incorporated in this Statement.

     THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUSES FOR THE POLICY AND THE SERIES FUNDS

Dated: November 15, 1996
                                TABLE OF CONTENTS
                                -----------------
                                                                        Page
                                                                        ----
The Policy-General Provisions ......................................      2
        Owner and Joint Owner.......................................      2
        Death of Annuitant..........................................      2
        Entire Contract ............................................      2
        Deferment of Payment and Transfers..........................      2
        Incontestability ...........................................      2
        Misstatement of Age or Sex..................................      2
        Nonparticipating............................................      3
        Assignment..................................................      3
        Evidence of Age or Survival.................................      3
Federal Tax Matters (33)............................................      3
        Tax Status of the Policy....................................      3
        Taxation of Companion.......................................      4
State Regulation of Companion.......................................      4
Administration .....................................................      4
Records and Reports.................................................      4
Distribution of the Policies (26)...................................      4
Custody of Assets...................................................      5
Historical Performance Data (17)....................................      5
        Money Market Yields.........................................      5
        Other Subaccount Yields.....................................      5
        Average Annual Total Returns................................      6
Legal Matters.......................................................      7
Other Information...................................................      7
Financial Statements (13)...........................................      7

(Numbers in parentheses indicate corresponding sections of the Prospectus).

        In order to supplement the description in the Prospectus, the following provides additional information about Companion and the Policy which may be of interest to an Owner.

                         THE POLICY - GENERAL PROVISIONS
                         -------------------------------

OWNER AND JOINT OWNER
        While the Owner is alive, only the Owner may exercise the rights under the Policy. Ownership may be changed as described below under "Assignment." If there are joint Owners, the signatures of both Owners are needed to exercise rights under the Policy. If the Annuitant is other than the Owner, the Annuitant has no rights under the Policy.

DEATH OF ANNUITANT
        If the Annuitant is an Owner or joint Owner, the death of the Annuitant will be treated as the death of the Owner rather than of the Annuitant.
        If the Annuitant is not an Owner and the Annuitant dies before the Annuity Starting Date, the Owner may name a new Annuitant if such Owner(s) is not a corporation or other non-individual. If the Owner does not name a new Annuitant, the Owner will become the Annuitant.

ENTIRE CONTRACT
        The entire contract is the Policy, data page, any riders and the signed application, a copy of which will be attached to the Policy. All statements made in the application will be deemed representations and not warranties. No statement, unless it is in the application, will be used by Companion to contest the Policy or deny a claim.
        Any change of the Policy and any riders requires the consent of the president, vice president, assistant vice president, the secretary or assistant secretary of Companion. No agent or Registered Representative has authority to change or waive any provision of the Policy.
        Companion reserves the right to amend the Policies to meet the requirements of, or take advantage of, the Internal Revenue Code, regulations or published rulings. A Policy Owner can refuse such a change by giving Written Notice, but a refusal may result in adverse tax consequences.

DEFERMENT OF PAYMENT AND TRANSFERS
        Companion will usually pay any amounts payable from the Variable Account as a result of a partial withdrawal or cash surrender within seven days after receiving written request at the Service Office in a form satisfactory to Companion. Companion can postpone such payments or any transfers of amounts between Subaccounts or into the Fixed Account if:
        (a) the New York Stock Exchange is closed for other than customary weekend and holiday closings;
        (b) trading on the New York Stock Exchange is restricted;
        (c) an emergency exists as determined by the Securities Exchange Commission, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the net assets of the Variable Account; or
        (d) the Securities Exchange Commission permits delay for the protection of security holders.

     The applicable rules of the Securities Exchange Commission will govern as to whether the conditions in (c) or (d) exist.
     Companion may defer payment of partial withdrawals or a surrender from the Fixed Account for up to six months from the date written request is received at the Service Office.

INCONTESTABILITY
        Companion will not contest the validity of the Policy after the Date of Issue.

MISSTATEMENT OF AGE OR SEX
        Companion may require proof of the age of the Annuitant before making any life annuity payment. If the age or sex of the Annuitant has been misstated, the Annuity Starting Date and Annuity Payments will be determined using the correct age and sex. If misstatement of age or sex results in Annuity Payments that are too large, the overpayments will be deducted from future Annuity Payments. If Companion has made payments that are too small, the underpayments will be added to the next payment. Adjustments for overpayments or underpayments will include 6% interest.

NONPARTICIPATING
        No dividends will be paid. Neither the Owner nor the Beneficiary will have the right to share in Companion's surplus earnings or profits.

ASSIGNMENT
        The Owner may change the ownership of the Policy or pledge it as collateral by assigning it. No assignment will be binding on Companion until Companion records and acknowledges it. The rights of any Payee will be subject to a collateral assignment.
        If the named Beneficiary is irrevocable, a change of ownership or a collateral assignment may be made only by joint written request from the Owner and the named Beneficiary. On the Annuity Starting Date, the Owner may select another Payee, but the Owner retains all rights of ownership unless the Owner signs an absolute assignment.

EVIDENCE OF AGE OR SURVIVAL
        Companion reserves the right to require proof of the age or survival of any Owner, Annuitant or Payee. No payment will be made until Companion receives such proof.

        VARIABLE ANNUITY UNITS. All variable annuity payments other than the first are determined by means of Variable Annuity Units credited to the Policy with respect to the particular Payee. The number of Variable Annuity Units for each applicable Subaccount is the amount of the first annuity payment attributable to that Subaccount divided by the Annuity Unit Value for that Subaccount as of the Annuity Starting Date. The number of Variable Annuity Units of each particular Subaccount credited with respect to the Payee or Annuitant then remains fixed unless a transfer of Variable Annuity Units is made as described below. The number of Variable Annuity Units will not change as a result of investment experience.

               For any Valuation Period, the value of a Variable Annuity Unit of a particular Subaccount is the Variable Annuity Unit value during the last Valuation Period for that particular Subaccount, multiplied by the Net
Investment Factor for that Subaccount for the current Valuation Period. The value of a Subaccount may increase or decrease from one Valuation Period to the next.
               The Net Investment Factor for any Subaccount for any Valuation Period is determined by dividing (a) by (b) and then subtracting (c) from the result where:
        (a) is the net result of:
            (1) the net asset value of a Portfolio share held in the subaccount determined as of the end of the current Valuation Period, plus
            (2) the  per  share  amount of any declared and unpaid dividends  or capital gains accruing to that Portfolio, plus or minus
            (3) a per share credit or charge  with  respect to any taxes paid or reserved for by Companion during the Valuation Period which is determined by Companion to be attributable to the operations of the Subaccount;
        (b) is the net asset value per share of the Fund held in the Subaccount determined as of the end of the preceding Valuation Period plus or minus the per share credit or charge with respect to any taxes paid or reserved for the preceding Valuation Period; and
        (c) is the asset charge factor determined by Companion for the Valuation Period to reflect the Mortality and Expense Risk Charge and the Administrative Expense Charge deducted from the Variable Account. This factor is equal, on an annual basis, to 1.20% of the net asset value of the Variable Account.
The result is then multiplied by a factor that offsets the Assumed Investment Rate used to establish the Annuity Payment Rates found in the applicable Contract, which allows the actual investment rate to be credited. For a one day Valuation Period the factor is 0.99989255 using an Assumed Investment Rate of 4% per year.

                               FEDERAL TAX MATTERS
                               -------------------
TAX STATUS OF THE POLICY
        DIVERSIFICATION  REQUIREMENTS.  Section  817(h) of the Internal  Revenue
Code provides that in order for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be "adequately diversified" in accordance with Treasury regulations. The Treasury regulations issued under Section 817(h) (Treas. Reg. ss. 1.817-5) apply a diversification requirement to each of the Subaccounts of the Variable Account. The Variable Account, through the Series Funds and their Portfolios, intends to comply with those diversification requirements. Companion and the Series Funds have entered into agreements regarding participation in the Series Funds that requires the Series Funds and their Portfolios to be operated in compliance with the Treasury regulations.
        OWNER CONTROL. In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."
        The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policy owners were not owners of separate account assets. For example, the Owner has additional flexibility in allocating premium payments and policy values. These differences could result in an Owner being treated as the owner of a pro-rata portion of the assets of the Separate Account. In addition, Companion does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. Companion therefore reserves the right to modify the Policy as necessary to attempt to prevent an Owner from being considered the owner of a pro-rata share of the assets of the Variable Account or to otherwise qualify the Policy for favorable tax treatment.
        DISTRIBUTION REQUIREMENTS. The Code also requires that Nonqualified Policies contain specific provisions for distribution of Policy Proceeds upon the death of an Owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such Policies provide that if an Owner dies on or after the Annuity Starting Date and before the entire interest in the Policy has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on the Owner's death. If an Owner dies before the Annuity Starting Date, the entire interest in the Policy must generally be distributed within five years after the Owner's date of death, these requirements are considered to be satisfied if the entire interest in the Policy is used to purchase an immediate annuity under which payments will begin within one year of the Owner's death and will be made for the life of the Beneficiary or for a period not extending beyond the life expectancy of the Beneficiary. If the Beneficiary is the deceased Owner's surviving spouse, the Policy may be continued with the Owner's surviving spouse as the new Owner. The Policy contains provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the Policies satisfy all such Code requirements. The provisions contained in the Policies will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

TAXATION OF COMPANION
        Companion at present is taxed as a life insurance company under part I of Subchapter L of the Code. The Variable Account is treated as part of Companion and, accordingly, will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Companion does not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the Variable Account retained as part of the reserves under the Policy. Based on this expectation, it is anticipated that no charges will be made against the Variable Account for federal income taxes. If, in future years, any federal income taxes or related economic burdens are incurred by Companion with respect to the Variable Account, Companion may make a charge to the Variable Account.

                          STATE REGULATION OF COMPANION
                          -----------------------------
        Companion is subject to the laws of New York governing insurance companies and to regulation by the New York Division of Insurance. An annual statement in a prescribed form is filed with the Department of Insurance each year covering the operation of Companion for the preceding year and its financial condition as of the end of such year. Regulation by the Department of Insurance includes periodic examination to determine Companion's contract liabilities and reserves so that the Department may certify the items are correct. Companion's books and accounts are subject to review by the Department of Insurance at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. In addition, Companion is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                                 ADMINISTRATION
                                 --------------
        Companion has an administrative services agreement with Continuum/Vantage Computer Systems, (the "Administrator"), P.O. Box 419241, Kansas City, Missouri 64141-6281. The services provided by the Administrator under the agreement include issuance and redemption of the Policies, maintenance of records concerning the Policies, and certain valuation services.
        If the Administrator does not continue to provide these services because the administrative services agreement is not renewed or for any other reason, Companion will attempt to secure similar services from such sources as may then be available. Services will be purchased on a basis which, in Companion's sole discretion, affords the best service at the lowest cost. Companion, however, reserves the right to select a provider of services which Companion its sole discretion, considers best able to perform such services in a satisfactory manner even though the costs for the service may be higher than would prevail elsewhere. If Companion does not secure these services on a basis which it deems satisfactory, it may elect to perform all or any part of the services itself or through a subsidiary or affiliate.

                               RECORDS AND REPORTS
                               -------------------
        All records and accounts relating to the Variable Account will be maintained by Companion or by its Administrator. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, Companion will mail to all Policy Owners at their last known address of record, at least annually, financial statements of the Variable Account and such other information as may be required under that Act or by any other applicable law or regulation. Policy Owners will also receive confirmation of each financial transaction and any other reports required by applicable state and federal laws, rules, and regulations.

                          DISTRIBUTION OF THE POLICIES
                          ----------------------------
        The Policies are offered to the public through brokers licensed under the federal securities laws and state insurance laws. The offering of the Policies is continuous and Companion does not anticipate discontinuing the offering of the Policies.
However, Companion reserves the right to discontinue the offering of the Policies.
     Mutual of Omaha Investor Services, Inc. ("MOIS") will be the principal underwriter of the Policies. The Policies will be distributed by MOIS through retail broker-dealers. Commissions payable to a broker-dealer will be up to 7.0% of Purchase Payments.

                                CUSTODY OF ASSETS
                                -----------------
        The assets of each of the Subaccounts of the Variable Account are held by Companion. The assets of the Variable Account are segregated and held separate and apart from Companion's general account assets. Companion or the Administrator maintains records of all purchases and redemptions of shares of the Series Funds held by each of the Subaccounts. Additional protection for the assets of the Variable Account is afforded by Companion's fidelity bond, presently in the amount of $10 million, covering the acts of officers and employees of Companion.

                           HISTORICAL PERFORMANCE DATA
                           ---------------------------
        From time to time, Companion may disclose yields, total returns, and other performance data pertaining to the Policies for a Subaccount. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the Securities and Exchange Commission.
        The yields and total returns of the Subaccounts of the Variable Account normally will fluctuate over time. THEREFORE, THE DISCLOSED YIELDS AND TOTAL RETURNS FOR ANY GIVEN PAST PERIOD ARE NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. A Subaccount's actual yield and total return is affected by the types and quality of portfolio securities held by the Portfolio and its operating expenses.
        Because of the charges and deductions imposed under a Policy, the yields and total returns for the Subaccounts will be lower than the yields and total returns for their respective Portfolios. The yield figures will not reflect the Withdrawal Charge.

MONEY MARKET YIELDS
        From time to time, advertisements and sales literature may quote the current annualized yield of the Money Market Subaccount for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Portfolio or on its portfolio securities.
        This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) at the end of the seven-day period in the value of a hypothetical account under a Policy having a balance of one Accumulation Unit of the Money Market Subaccount at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects: (1) net income from the Portfolio attributable to the hypothetical account; and (2) charges and deductions imposed under the Policy which are attributable to the hypothetical account. The charges and deductions include the per Unit charges for the hypothetical account for:
(1) the annual Policy Fee; (2) the Administrative Expense Charge; and (3) the Mortality and Expense Risk Charge. The $30 annual Policy Fee is reflected as an annual 0.10% charged daily, based on an anticipated average Accumulation Value of $30,000. Yield figures will not reflect the Withdrawal Charge.
        Because of the charges and deductions imposed under the Policy, the yield for the Money Market Subaccount will be lower than the yield for the Money Market Portfolio.

        The Securities and Exchange Commission also permits Companion to disclose the effective yield of the Money Market Subaccount for the same seven-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return by adding one to the base period return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.
        The current and effective yields on amounts held in the Money Market Subaccount normally will fluctuate on a daily basis. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Portfolio, the types of quality of portfolio securities held by the Money Market Portfolio and the Money Market Portfolio's operating expenses. Yields figures do not reflect the effect of any Withdrawal Charge that may be applicable to a Policy.

OTHER SUBACCOUNT YIELDS
        From time to time, sales literature or advertisements may quote the current annualized yield of one or more of the Subaccounts (except the Money Market Subaccount) for a Policy for 30-day or one-month periods. The annualized yield of a Subaccount refers to income generated by the Subaccount over a specific 30-day or one-month period. Because the yield is annualized, the yield generated by a Subaccount during a 30-day or one-month period is assumed to be generated each period over a 12-month period.
        The yield is computed by: (a) dividing the net investment income of the Portfolio attributable to the Subaccount Accumulation Units less Subaccount expenses for the period by the maximum offering price per Accumulation Unit on the last day of the period times the daily average number of units outstanding for the period; (b) compounding that yield for a six-month period; and (c) multiplying that result by 2. Expenses attributable to the Subaccount include:
(a) the annual Policy Fee; (b) the Administrative Expense Charge; and (c) the Mortality and Expense Risk Charge. The $30 annual Policy Fee is reflected as an annual 0.10% charged daily in the yield calculation, based on an anticipated average Accumulation Value of $30,000. The 30-day or one-month yield is calculated according to the following formula:
            Yield = [2  {A-B + 1}  6 - 1]
                        [   cd        ]
            Where:
            a =-- net  income of the  Portfolio  for the  30-day  or  one-month period attributable to the Subaccount's Accumulation Units.
            b =-- expenses of the Subaccount for the 30-day or one-month period. c =-- the average number of Accumulation Units outstanding.
            d =-- the Accumulation Unit value at the close of the last day in the 30-day or one-month period.

        Because of the charges and deductions imposed under the Policies, the yield for a Subaccount will be lower than the yield for the corresponding Series Fund Portfolio.
        Yield calculations do not take into account the Withdrawal Charge under the Policy (a maximum of 7% of the Purchase Payments surrendered or withdrawn).

AVERAGE ANNUAL TOTAL RETURNS
        From time to time, sales literature or advertisements may also quote average annual total returns for one or more of the Subaccounts for various periods of time.
        When a Subaccount has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided. Until a Subaccount has been in operation for 10 years, Companion will always include quotes of average annual total return for the period measured from the date the Policies were first offered for sale. Average annual total returns for other periods of time may, from time to time, also be disclosed.
        Average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Policy to the redemption value of that investment as of the last day of each of the periods. Average annual total returns will be calculated using Subaccount Accumulation Unit values which Companion calculates at the end of each Valuation Period based on the performance of the Subaccount's underlying Portfolio, the deductions for (a) the annual Policy Fee; (b) the Administrative Expense Charge; and (c) the Mortality and Expense Risk Charge. The $30 annual Policy Fee is reflected as an annual 0.10% charged daily in the calculation of average annual total returns, based on an anticipated average Accumulation Value of $30,000. The calculation also assumes surrender of the Policy at the end of the period for the return quotation. Standard total returns will therefore reflect a deduction of any applicable Withdrawal Charge. The total return will then be calculated according to the following formula:

                                           P(1+TR) n = ERV
        Where:
            P = -- a hypothetical initial Purchase Payment of $1,000.
           TR = -- the average annual total return.
          ERV = -- the ending  redeemable  value (net of any  applicable
                   Withdrawal Charge) of the hypothetical account at the end of the period.
            n =-- the number of years in the period.

        Companion may disclose  Cumulative Total Returns in conjunction with the
standard  formats   described  above.  The  Cumulative  Total  Returns  will  be calculated using the following formula:
                                 CTR = (ERV/P) - 1
        Where:
            CTR = -- The  Cumulative  Total Return net of  Subaccount  recurring charges for the period.
            ERV = -- The ending redeemable value of the
                     hypothetical investment at the end of the period.
              P = -- A hypothetical initial Purchase Payment of $1,000.

OTHER INFORMATION
        The following is a partial list of those publications which may be cited in the Series Funds' advertising shareholder materials which contain articles describing investment results or other data relative to one or more of the Subaccounts. Other publications may also be cited.

Across the Board
Advertising  Age
American Banker
Barron's
Best's Review
Broker World
Business Insurance
Business Month
Business Week
Changing Times
Consumer Reports
Economist
Financial Planning
Financial  World
Forbes
Fortune
Inc.
Institutional Investor
Insurance Forum
Insurance Sales
Insurance Week
Journal of Accountancy
Journal of the American Society of CLU & ChFC
Journal of Commerce
Life Association News
Life Insurance Selling
Manager's Magazine
Market Facts
Money

                                  LEGAL MATTERS
                                  -------------

        Legal advice relating to certain matters under the federal securities laws applicable to the issue and sale of the Policies has been provided to Companion by Sutherland, Asbill & Brennan, of Washington D.C. All matters of state law, including the validity of the Policy and Companion's authority to issue the Policy, have been passed upon by Daniel R.
Varona, General Counsel of Companion.

                                OTHER INFORMATION
                                -----------------

        A Registration Statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933 as amended, with respect to the Policies discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the Prospectus or this Statement of Additional Information. Statements contained in the Prospectus and this Statement of Additional Information concerning the content of the Policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

                              FINANCIAL STATEMENTS
                              --------------------

     This Statement of Additional Information contains financial statements for the Variable Account as of December 31, 1995. Coopers & Lybrand LLP, Omaha, Nebraska, served as independent auditors for the Variable Account, and in that capacity audited the Accounts Financial Statements.
        The Financial Statements of Companion as of December 31, 1995, 1994, and 1993 included in this Registration Statement have also been audited by Coopers & Lybrand LLP, New York, New York. The financial statements of Companion should be considered only as bearing on the ability of Companion to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

===============================================================================
                                 COMPANION LIFE
                               SEPARATE ACCOUNT C


                               REPORT ON AUDIT OF
                              FINANCIAL STATEMENTS
                               for the year ended
                                December 31, 1995

===============================================================================

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
Companion Life Insurance Company

We have audited the accompanying statement of net assets of Companion Life Separate Account C as of December 31, 1995, and the related statement of operations and changes in net assets for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Companion Life Separate Account C as of December 31, 1995, and the results of its operations and changes in its net assets for the year then ended in conformity with generally accepted accounting principles.


                            COOPERS & LYBRAND L.L.P.


Omaha, Nebraska
March 20, 1996


                        COMPANION LIFE SEPARATE ACCOUNT C
                             STATEMENT OF NET ASSETS



                                                                           Series I
                               -------------------------------------------------------------------------------------------------
                                          Fidelity                            T. Rowe Price                      Scudder
                               -------------------------------- ------------------------------------------ ---------------------
                                            Asset             International America    Equity     Term       Money
                                Growth     Manager   Index 500    Stock     Growth     Income     Bond      Market      Bond
                               ---------- ---------- ---------- ---------- ---------- --------- ---------- ---------- ----------
   As of December 31, 1995

            ASSETS

Investments    in    portfolio
shares, at cost                 $ 55,995    118,963      4,969     47,976     76,062   153,920     33,082      2,371     78,115
                               ========== ========== ========== ========== ========== ========= ========== ========== ==========

Investments    in    portfolio
shares, at market value         $ 57,821    125,985      5,422     49,531     78,018   162,211     33,290      2,371     80,270
                               ---------- ---------- ---------- ---------- ---------- --------- ---------- ---------- ----------

Net assets                      $ 57,821    125,985      5,422     49,531     78,018   162,211     33,290      2,371     80,270
                               ========== ========== ========== ========== ========== ========= ========== ========== ==========

Accumulation units outstanding     4,158     11,268        395      4,573      5,231    11,887      3,022      2,260      6,902
                               ========== ========== ========== ========== ========== ========= ========== ========== ==========

Net asset value per unit        $  13.91      11.18      13.73      10.83      14.91     13.65      11.02       1.05      11.63
                               ========== ========== ========== ========== ========== ========= ========== ========== ==========




 The accompanying  notes are an integral part of these financial statements.



                        COMPANION LIFE SEPARATE ACCOUNT C
                STATEMENT OF OPERATIONS AND CHANGES IN NET ASSETS


                                                                           Series I
                               -------------------------------------------------------------------------------------------------
                                          Fidelity                            T. Rowe Price                      Scudder
                               -------------------------------- ------------------------------------------ ---------------------
                                            Asset             International America     Equity     Term       Money
                                Growth     Manager   Index 500    Stock     Growth     Income     Bond      Market      Bond
                               ---------- ---------- ---------- ---------- ---------  --------- ---------- ---------- ----------
For the year ended December 31, 1995

Reinvested  dividends  and
capital  gain distributions           -        -          -          -          -       1,646        224      1,838        779
Mortality   risk  charges  and
expenses                           (169)      (483)       (24)      (202)     (202)      (423)       (48)      (485)      (268)
                               ---------- ---------- ---------- ---------- ---------  --------- ---------- ---------- ----------

     Net   investment   income
      (expense)                    (169)      (483)       (24)      (202)     (202)      1,223        176      1,353        511
                               ---------- ---------- ---------- ---------- ---------  --------- ---------- ---------- ----------

Net realized gains (losses)           36        249          5        612     3,781        150          1                   317
Net unrealized gains (losses)      1,826      7,022        453      1,555     1,956      8,291        208                 2,155
                               ---------- ---------- ---------- ---------- ---------  --------- ---------- ---------- ----------
     Net  gains   (losses)  on
investments                        1,862      7,271        458      2,167     5,737      8,441        209                 2,472
                               ---------- ---------- ---------- ---------- ---------  --------- ---------- ---------- ----------
     Net  increase  (decrease)
in net assets                      1,693      6,788        434      1,965     5,535      9,664        385      1,353      2,983
                               ---------- ---------- ---------- ---------- ---------  --------- ---------- ---------- ----------

Policy purchases                  56,128    128,308      4,988     78,188   125,644    156,068     32,905    102,360    120,902
Policy withdrawals                    -     (9,111)        -     (30,622)  (53,161)    (3,521)        -    (101,342)   (43,615)
                               ---------- ---------- ---------- ---------- ---------  --------- ---------- ---------- ----------

     Net increase in net
assets from policyholder
transactions                      56,128    119,197      4,988     47,566    72,483    152,547     32,905      1,018     77,287
                               ---------- ---------- ---------- ---------- ---------  --------- ---------- ---------- ----------

Net increase in net assets
Net assets, beginning of year     57,821    125,985      5,422     49,531    78,018    162,211     33,290      2,371     80,270
                               ---------- ---------- ---------- ---------- ---------  --------- ---------- ---------- ----------

Net assets, end of year         $ 57,821    125,985      5,422     49,531    78,018    162,211     33,290      2,371     80,270
                               ========== ========== ========== ========== =========  ========= ========== ========== ==========

Accumulation unit purchases        4,158     12,146        395      7,493     8,880     12,180      3,022     98,650     10,788
Accumulation unit withdrawals        -        (878)         -     (2,920)   (3,649)      (293)       -      (96,390)    (3,886)
                               ---------- ---------- ---------- ---------- ---------  --------- ---------- ---------- ----------
Net    increase    in    units
outstanding                        4,158     11,268        395      4,573     5,231     11,887      3,022      2,260      6,902
Units  outstanding,  beginning
of year                              -         -           -          -        -           -          -           -         -
                               ---------- ---------- ---------- ---------- ---------  --------- ---------- ---------- ----------
Units outstanding, end of year     4,158     11,268        395      4,573     5,231     11,887      3,022      2,260      6,902
                               ========== ========== ========== ========== =========  ========= ========== ========== ==========

The accompanying  notes are an integral part of these financial statements.

                        COMPANION LIFE SEPARATE ACCOUNT C
                          NOTES TO FINANCIAL STATEMENTS



1.      Summary of Significant Accounting Policies:

        Companion Life Separate Account C (Separate Account) was established by Companion Life Insurance Company on February 18, 1994, under the laws of the State of New York, and is registered as a unit investment trust under the Investment Company Act of 1940, as amended. The Separate Account is a segregated investment account of Companion Life Insurance Company (Companion). It is divided into subaccounts, each of which invests exclusively in shares of a corresponding mutual fund portfolio. The available portfolios are the Fidelity VIP Growth, Fidelity VIP Asset Manager and Fidelity VIP II Index 500, T. Rowe Price International Stock, T. Rowe Price New America Growth, T. Rowe Price Equity Income, T. Rowe Price Limited Term Bond, Scudder Money Market and Scudder Bond.

        (a)     Security Valuation and Related Investment Income:
                The market value of investments is based on the closing bid prices as of the respective year end. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date.

        (b)     Federal Income Taxes:
                Operations of the Separate Account are part of, and are taxed with, the operations of Companion, which is taxed as a "life insurance company" under the Internal Revenue Code.

2.      Account Charges:

        Companion deducts a daily charge as compensation for the mortality and expense risks assumed by Companion. The charge is equal on an annual basis to 1.25% of the average daily net assets of each subaccount. Companion guarantees that the mortality and expense charge shall not increase.

        Companion may incur premium taxes relating to the policies. Companion will deduct a charge for any premium taxes related to a particular policy at the time of purchase payments, upon surrender, upon death of any owner, or at the annuity start date.

        No charges are currently deducted from the Separate Account for federal or state income taxes, since none are currently imposed. Should such taxes be imposed in the future, Companion may make deductions from the Separate Account to pay the taxes.

        Companion deducts a daily administrative expense charge from the net assets of the Separate Account. The nominal annual rate is .15% of the net asset value of each subaccount. There is also an annual policy fee of $30 that is deducted from the accumulation value on the last valuation date of each policy year or at complete surrender. The annual policy fee is waived if the accumulation value is greater than $50,000 on the last valuation date of the applicable policy year. Neither expense charge shall increase.

                        COMPANION LIFE SEPARATE ACCOUNT C
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED



2.      Account Charges, Continued:

        A withdrawal charge will be assessed on withdrawals in excess of 10% of the participant's accumulation value as of the last contract anniversary preceding the request for the withdrawal. The amount of the charge will depend upon the period of time elapsed since the purchase payment (first-in, first-out arrangement) was made, as follows:

                                                       Charge on Withdrawal
                                                             Exceeding
                          Purchase Payment Year          Allowable Amount

                                    1                           7%
                                    2                           6%
                                    3                           5%
                                    4                           4%
                                    5                           3%
                                    6                           2%
                                    7                           1%

        There is no charge for the first 12 transfers between subaccounts of the Separate Account in each policy year. However, there is a $10 fee for the 13th and each subsequent request during a single policy year. Any applicable transfer fee is deducted from the amount transferred. All transfer requests made simultaneously will be treated as a single request. No transfer fee will be imposed for any transfer which is not at the policyowner's request. The transfer fee will not increase.

                        COMPANION LIFE SEPARATE ACCOUNT C
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED



3.      Net Assets:

        Total net assets (policyowners' cumulative investment accounts) consist of the following at December 31, 1995:

                                         Fidelity                           T. Rowe Price                       Scudder
                              ------------------------------- ------------------------------------------- --------------------
                                          Asset             International America    Equity      Term      Money
                               Growth    Manager   Index 500    Stock     Growth     Income      Bond      Market      Bond
                              --------- ---------- ---------- ---------- ---------- ---------- ---------- ---------  ---------
         Shares purchased     $56,128    128,308      4,988     78,188    125,644    156,068     32,905    102,360   120,902
         Shares sold             (169)    (9,594)       (24)   (30,824)   (53,363)    (3,944)       (48)  (101,827)  (43,883)
         Reinvested
         dividends and  capital gain
         distributions              -         -           -          -        -         1,646        224     1,838        779

         Net realized gains
         (losses)                   36        249          5        612      3,781        150          1       -          317
         Unrealized gains
         (losses)                1,826      7,022        453      1,555      1,956      8,291        208        -       2,155
                              --------- ---------- ---------- ---------- ---------- ---------- ---------- ---------  ---------

         Net assets            $57,821    125,985      5,422     49,531     78,018    162,211     33,290     2,371     80,270
                              ========= ========== ========== ========== ========== ========== ========== =========  =========


 Gross unrealized gain on investments  aggregated $23,466 at December 31, 1995.

===============================================================================


                        COMPANION LIFE INSURANCE COMPANY

                              FINANCIAL STATEMENTS

                               For the years ended
                        December 31, 1995, 1994 and 1993

===============================================================================

REPORT of INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholder of Companion Life Insurance Company:

We have audited the accompanying balance sheets of COMPANION LIFE INSURANCE COMPANY (a New York corporation and a wholly owned subsidiary of United of Omaha Life Insurance Company) as of December 31, 1995 and 1994, and the related statements of operations, capital and surplus, and cash flow for the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Companion Life Insurance Company as of December 31, 1995 and 1994, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 1995 in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of New York, which are considered generally accepted accounting principles for wholly owned subsidiaries of mutual life and health and accident insurance companies.

Our audit was conducted for the purpose of expressing an opinion on the statutory financial statements taken as a whole. The Supplemental Schedule of Assets and Liabilities is presented to comply with the NAIC's Annual Statement Instructions and is not a required part of the basic statutory financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic statutory financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic statutory financial statements taken as a whole.



                                           COOPERS & LYBRAND L.L.P.



New York, New York

COMPANION LIFE INSURANCE COMPANY
BALANCE SHEETS
December 31, 1995 and 1994

                            ADMITTED ASSETS:                  1995                     1994
                                                       -------------------      -------------------
Bonds                                                  $      299,274,340       $      237,304,318
Mortgage loans                                                 21,596,144               27,815,248
Policy loans                                                   12,096,063               11,659,319
Cash                                                            (338,823)                  563,888
Short-term investments                                          4,000,000                3,650,000
                                                       -------------------      -------------------
               Total cash and invested assets                 336,627,724              280,992,773
                                                       -------------------      -------------------

Premiums deferred and uncollected                               3,758,690                2,974,171
Investment income due and accrued                               3,435,558                3,254,781
Separate account assets                                           597,883
Other assets                                                      777,328                  915,567
                                                       -------------------      -------------------
               Total admitted assets                   $      345,197,183       $      288,137,292
                                                       ===================      ===================

                              LIABILITIES:

Policy reserves:
   Aggregate reserve for policies and contracts        $      274,395,967       $      220,190,108
    Policy and contract claims                                  2,818,717                2,459,716
    Interest maintenance reserve                                  453,991                  447,842
   Other reserves                                                 357,769                  382,040
                                                       -------------------      -------------------
                                                              278,026,444              223,479,706

Asset valuation reserve                                         2,827,596                2,694,071
General expenses due or accrued                                   570,704                  433,693
Funds held under reinsurance treaties                           8,348,218                7,269,575
Reinsurance in unauthorized companies                              47,177                   46,956
Amounts due reinsurers                                             52,552                   67,450
Separate account liabilities                                      584,527
Other liabilities                                               3,873,167                3,436,245
                                                       -------------------      -------------------
               Total liabilities                              294,330,385              237,427,696
                                                       -------------------      -------------------

                          CAPITAL and SURPLUS:

Capital stock, $400 par value; 5,000 shares
   authorized and outstanding                                   2,000,000                2,000,000

Surplus:
   Gross paid-in and contributed                               45,650,000               45,650,000
   Special surplus and contingency reserve                        359,960                  298,105
   Unassigned surplus                                           2,856,838                2,761,491
                                                       -------------------      -------------------
                                                               48,866,798               48,709,596
                                                       -------------------      -------------------
               Total capital and surplus                       50,866,798               50,709,596
                                                       -------------------      -------------------

            Total liabilities, capital and surplus     $      345,197,183       $      288,137,292
                                                      ===================      ===================

The accompanying notes are an integral part of these financial statements.



COMPANION LIFE INSURANCE COMPANY

STATEMENTS of OPERATIONS

For the years ended December 31, 1995, 1994 and 1993




                                                                   1995              1994              1993
                                                              ----------------  ---------------- -----------------

Income:
   Premiums, annuity considerations and fund deposits         $    72,765,877   $    48,176,597  $     25,813,474
   Net investment income                                           23,605,272        19,640,976        17,704,979
   Other income                                                       380,099           488,529           201,323
                                                              ----------------  ---------------- -----------------

                Total income                                       96,751,248        68,306,102        43,719,776
                                                              ----------------  ---------------- -----------------

Benefits and expenses:
   Policyholder benefits                                           22,458,731        19,514,839        17,070,403
   Increase in reserves for policyholder benefits                  54,205,859        31,906,878        13,172,943
   Commissions and operating expenses                              17,356,764        14,033,820        10,620,722
   Net transfers to separate accounts                                 545,430
                                                              ----------------  ---------------- -----------------

                Total benefits and expenses                        94,566,784        65,455,537        40,864,068
                                                              ----------------  ---------------- -----------------

               Net gain from operations before federal
                 income taxes and net realized capital gains        2,184,464         2,850,565         2,855,708

Federal income taxes                                                1,445,927         2,052,319         2,119,861
                                                              ----------------  ---------------- -----------------

               Net gain from operations before
                  net realized capital gains                          738,537           798,246           735,847

Net realized capital losses                                             (691)                           (117,518)
                                                              ----------------  ---------------- -----------------

               Net income                                     $       737,846   $       798,246  $        618,329
                                                              ================  ================ =================

The accompanying notes are an integral part of these financial statements.



COMPANION LIFE INSURANCE COMPANY

STATEMENTS of CAPITAL and SURPLUS

For the years ended December 31, 1995, 1994  and 1993




                                                                     1995             1994              1993
                                                              ---------------  ----------------  ----------------
Capital stock:
   Balance at beginning and end of year                       $    2,000,000   $     2,000,000   $     2,000,000
                                                              ---------------  ----------------  ----------------

Surplus:
   Gross paid-in and contributed:
      Balance at beginning of year                                45,650,000        25,650,000        25,650,000
      Paid-in surplus by United of Omaha                                            20,000,000
                                                              ---------------  ----------------  ----------------

               Balance at end of year                             45,650,000        45,650,000        25,650,000
                                                              ---------------  ----------------  ----------------

   Special surplus and contingency reserve:
      Balance at beginning of year                                   298,105           222,560         1,975,449
      Increase in group contingency life reserve                      61,855            75,545            50,479
      Transfer of federal income tax credit to
         unassigned surplus                                                                          (1,803,368)
                                                              ---------------  ----------------  ----------------

                Balance at end of year                               359,960           298,105           222,560
                                                              ---------------  ----------------  ----------------

   Unassigned surplus:
      Balance at beginning of year                                 2,761,491         2,338,424         (753,647)
      Net income                                                     737,846           798,246           618,329
      Change in separate accounts surplus                             13,356
      Change in net unrealized capital gains (losses)              (382,026)
       (Increase) decrease in:
         Non-admitted assets                                        (78,228)            56,754         (101,114)
         Liability for reinsurance in unauthorized companies           (221)           (1,724)           877,026
         Asset valuation reserve                                   (133,525)         (354,664)         (533,562)
         Contingency reserve                                        (61,855)          (75,545)          (50,479)
         Investment reserve                                                                              478,503
         Transfer of federal income tax credit from
            special surplus reserve                                                                    1,803,368
                                                              ---------------  ----------------  ----------------

                Balance at end of year                             2,856,838         2,761,491         2,338,424
                                                              ---------------  ----------------  ----------------

               Total capital and surplus                      $   50,866,798   $    50,709,596   $    30,210,984
                                                              ===============  ================  ================
The accompanying notes are an integral part of these financial statements.




COMPANION LIFE INSURANCE COMPANY

STATEMENTS of CASH FLOW

For the years ended December 31, 1995, 1994 and 1993
                                                             1995             1994              1993
                                                        ---------------- ---------------- -----------------
Cash from operations:
   Premiums, annuity considerations and fund deposits   $    71,904,608  $    47,200,645  $     25,064,722
   Net investment income                                     23,188,680       18,742,752        17,791,161
   Other income                                                 426,796          309,949           376,737
                                                        ---------------- ---------------- -----------------
                                                             95,520,084       66,253,346        43,232,620
                                                        ---------------- ---------------- -----------------

   Benefits                                                  21,974,648       20,017,495        17,506,139
   Commissions and general expenses                          17,477,981       12,807,114        10,120,122
   Increase in policy loans                                     436,744        (519,633)         (340,073)
   Federal income taxes paid
      (excluding tax on capital gains)                        1,665,994        2,122,134         1,709,631
   Other operating expenses                                     786,187          217,918           179,606
                                                        ---------------- ---------------- -----------------
                                                             42,341,554       34,645,028        29,175,425
                                                        ---------------- ---------------- -----------------
               Net cash from operations                      53,178,530       31,608,318        14,057,195
                                                        ---------------- ---------------- -----------------

Proceeds from investments sold, redeemed or matured:
   Bonds                                                     16,456,527       15,047,578        37,877,453
   Mortgage loans                                             6,273,360        7,946,922        10,116,684
   Real estate                                                                                     400,000
   Federal income taxes on capital gains                          3,153         (67,353)         (253,454)
                                                        ---------------- ---------------- -----------------
                                                             22,733,040       22,927,147        48,140,683
                                                        ---------------- ---------------- -----------------

Paid-in surplus from United of Omaha                                          20,000,000
                                                                         ----------------
Other sources                                                 2,204,401        1,453,722         1,553,066
                                                        ---------------- ---------------- -----------------
               Total cash provided                           78,115,971       75,989,187        63,750,944
                                                        ---------------- ---------------- -----------------

Cost of investments acquired:
   Bonds                                                     78,529,680       75,613,066        73,134,176
   Mortgage loans                                                                  2,769

Other uses                                                      139,002          205,276           579,658
                                                        ---------------- ---------------- -----------------
               Total cash applied                            78,668,682       75,821,111        73,713,834
                                                        ---------------- ---------------- -----------------

               Net change in cash and                         (552,711)          168,076       (9,962,890)
                   short-term investments

Cash and short-term investments at beginning of year          4,213,888        4,045,812        14,008,702
                                                        ---------------- ---------------- -----------------

               Cash and short-term
                   investments at end of year           $     3,661,177  $     4,213,888  $      4,045,812
                                                        ================ ================ =================
The accompanying notes are an integral part of these financial statements.


COMPANION LIFE INSURANCE COMPANY

 NOTES to FINANCIAL STATEMENTS


 1. .  Summary of Significant Accounting Practices:

       Companion Life Insurance Company (the Company), domiciled in the State of New York, is a wholly owned subsidiary of United of Omaha Life Insurance Company (United of Omaha), which is a wholly owned subsidiary of Mutual of Omaha Insurance Company (Mutual of Omaha), a mutual life and health and accident insurance company, domiciled in the State of Nebraska. The Company has insurance licenses to operate in three states, New York, New Jersey and Connecticut. Individual annuity and life insurance products are sold primarily through a network of Mutual of Omaha career agents, direct mail, stockbrokers, financial planners, and banks. The group business is produced through representatives located in Mutual of Omaha group offices.

       The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Department of Insurance, State of New York, which practices are considered to be generally accepted accounting principles for mutual life and health and accident insurance companies and their wholly-owned stock life insurance company subsidiaries (see Note 11). Management is required to make estimates and assumptions that affect the reported amounts of admitted assets and liabilities as of the dates of the financial statements and income, expenses and benefits for the years then ended. Actual results could differ significantly from those estimates. The principal accounting practices followed by the Company are:

       (a.) Investments:Bonds are generally stated at amortized cost using the scientific method, except for those not in good standing as defined by the National Association of Insurance Commissioners ("NAIC"), which are carried at values determined by the NAIC. Unrealized capital gains and losses are reported as a component of surplus without recognizing the effect of related income taxes.

             Mortgage loans and policy loans are stated at the aggregate unpaid balance. In accordance with statutory accounting practices, the Company records a general reserve for losses on mortgage loans as part of the asset valuation reserve.

             Short-term investments include all investments whose maturities, at the time of acquisition, are one year or less, and are stated at cost, which approximates market.Investment income is recorded when earned. Realized gains and losses on sale or maturity of investments are determined on the specific identification basis. Any portion of invested assets designated as "non-admitted" are excluded from the balance sheets and recorded as a change in unrealized capital gains and losses.

COMPANION LIFE INSURANCE COMPANY
 NOTES to FINANCIAL STATEMENTS, Continued


     (b) Asset Valuation and Interest Maintenance Reserves: The Company establishes certain reserves as promulgated by the NAIC. The Asset Valuation Reserve (AVR) is established for the specific risk characteristics of invested assets of the Company. The Interest Maintenance Reserve (IMR) is established for the realized gains and losses on the redemption of fixed income securities resulting from changes in interest rates net of tax. Gains and losses pertaining to the IMR are subsequently amortized into investment income over the expected remaining period to maturity of the investments sold.

     (c) Policy Reserves: Policy reserves provide amounts adequate to discharge estimated future obligations on policies in force. Reserves for life policies are computed principally by the Commissioners' Reserve Valuation Method basis using the 1980 CSO mortality table with interest rates ranging from 4% to 6%. Other life reserves are computed on the net level premium basis or the Commissioners' Reserve Valuation Method basis using various mortality tables, including 1941 CSO, 1958 CSO, and 1980 CSO tables, with interest rates ranging from 2.5% to 6%. Annuity reserves are based primarily upon the 1937 Standardized Annuity Table with interest rates ranging from 2.5% to 3.5%, the 1971 Individual Annuity Mortality Table with interest rates ranging from 4% to 7.5%, or the 1983a Individual Annuity Mortality Table with interest rates ranging from 5.25% to 9.25%.

          Policy  and  contract     claim  liabilities  include  provisions  for
          reported claims and estimates for claims incurred but not reported.

      (d) Premiums and Related Commissions: Premiums are recognized as income over the premium-paying period. Commissions and other expenses related to the acquisition of policies are charged to operations as incurred.

     (e) Federal Income Taxes:The Company files a consolidated federal income tax return with its parent and other eligible affiliated companies.The method of allocating taxes among the companies is subject to a written agreement approved by the Board of Directors. Each company's provision for federal income tax expense is based on a separate return calculation with each company recognizing tax benefits of net operating loss carry- forwards and tax credits on a separate return basis. The provision for federal income taxes is based on income which is currently taxable. Deferred federal income taxes are not provided for temporary differences between income tax and financial reporting. The Company recognizes the benefits of investment tax carry-forwards when realized.

     (f) Non-admitted Assets:Certain assets designated as "non-admitted" assets, principally receivables and office furniture and equipment, are excluded from the balance sheets. The net change in such assets is charged or credited directly to unassigned surplus.

     (g) Retirement Benefits:Annual provisions,based on actuarial calculations, are made for contributions to the retirement annuity plan.

     (h)  Fair  Values  of  Financial Instruments:The   following   methods  and
          assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

             Cash,Short-term Investments and Other Invested Assets:The carrying amounts reported in the balance sheets for these instruments approximate their fair values.

             Bonds: The fair values for bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services or based on expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.

             Mortgage Loans: The fair values for mortgage loans are estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

             Policy Loans: The Company does not believe an estimate of the fair value of policy loans can be made without incurring excessive cost. Policy loans have no stated maturities and are usually repaid by reductions to benefits and surrenders. Because of the numerous assumptions which would have to be made to estimate fair value, the Company further believes that such information would not be meaningful.

       i) Separate Accounts: The assets of the separate accounts shown in the balance sheets primarily consist of mutual funds held by the Company for the benefit of policyholders under specific individual annuity contracts. Benefits paid to separate account policyholders are reflected in the statements of operations, but are offset by transfers from the separate accounts. The payment of such benefits and the earning of investment income constitute the only significant activities in the separate accounts.

        2. Investments:

       The amortized cost, and gross unrealized gains and losses and estimated fair value of bonds and short-term investments held at December 31, 1995 and 1994 were as follows:

                                                                    Gross              Gross
                                                               Unrealized Gains      Unrealized
                                               Amortized                               Losses            Estimated
                                                  Cost                                                   Fair Value
                                           ------------------  -----------------  -----------------  ------------------

        At December 31, 1995:
           Bonds:
              Governments                  $       1,050,289   $         78,434   $                  $       1,128,723
              States                                 137,775              2,225                                140,000
              Special revenue                     72,353,983          1,268,317            144,958          73,477,342
              Subdivisions                           994,205             25,795                              1,020,000
              Utilities                           25,947,182          1,484,545             33,525          27,398,202
              Industrials and
                 miscellaneous                   200,911,451         10,920,076            324,828         211,506,699
              Credit-tenant loans                  1,879,455            139,904                              2,019,359
                                           ------------------  -----------------  -----------------  ------------------

                                           $     303,274,340   $     13,919,296   $        503,311   $     316,690,325
                                           ==================  =================  =================  ==================

        At December 31, 1994:
           Bonds:
              Governments                  $       1,201,582   $         22,183   $          7,560   $       1,216,205
              States                                 199,924                                13,495             186,429
              Special revenue                     72,619,710            211,303          6,241,751          66,589,262
              Subdivisions                           992,053                                13,591             978,462
              Utilities                           27,435,534            181,121          1,003,249          26,613,406
              Industrials and
                 Miscellaneous                   137,531,564          1,258,216          4,402,349         134,387,431
              Credit-tenant loans                    973,951                                37,302             936,649
                                           ------------------  -----------------  -----------------  ------------------

                                           $     240,954,318   $      1,672,823   $     11,719,297   $     230,907,844
                                           ==================  =================  =================  ==================


COMPANION LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS, CONTINUED

       The amortized cost and estimated fair value of debt securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                         Amortized Cost         Estimated Fair
                                                                                     Value
                                                        ------------------     ------------------

        Due in one year or less                         $       6,788,468      $       6,836,711
        Due after one year through five years                  86,848,960             91,529,517
        Due after five years through ten years                122,293,290            129,063,688
        Due after ten years                                    87,343,622             89,260,409
                                                        ------------------     ------------------

                                                        $     303,274,340      $     316,690,325
                                                        ==================     ==================

        Mortgage-backed securities included above       $      86,706,727
                                                        ==================



       The components of net investment income for the years ended December 31, 1995, 1994 and 1993 are as follows:

                                                                 1995               1994               1993
                                                         -----------------  ------------------ -----------------
       Bonds                                             $     20,708,759   $      15,963,937  $     13,255,658
       Mortgage loans                                           2,264,264           3,017,737         3,816,993
       Policy loans                                               583,981             585,934           614,274
       Short-term investments                                     406,836             316,928           287,655
       Other                                                       42,117              24,517            27,168
                                                         -----------------  ------------------ -----------------

                                                               24,005,957          19,909,053        18,001,748

       Less investment expense                                  (484,211)           (341,989)         (356,293)
       Add amortization of interest maintenance reserve            83,526              73,912            59,524
                                                         -----------------  ------------------ -----------------

                                                         $     23,605,272   $      19,640,976  $     17,704,979
                                                         =================  ================== =================

COMPANION LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS, CONTINUED


       Realized gains and losses on invested  assets for the years ended  December 31, 1995,  1994 and 1993 include the following:

                                                         Gross Realized    Gross Realized          Net
                                                              Gains            Losses            Realized
                                                                                              Gains (Losses)
                                                         ----------------  ---------------  -------------------

        Year ended December 31, 1995:
           Bonds                                         $        83,705   $        1,063     $        82,642
           Mortgage loans                                         54,256                               54,256
                                                         ----------------  ---------------    ----------------
                                                                 137,961            1,063             136,898
           Less:
              Capital gains tax                                                                      (47,914)
              Transfer to IMR                                                                        (89,675)
                                                                                              ----------------
              Net realized capital gains (losses)                                                       (691)

        Year ended December 31, 1994:
           Bonds                                                  96,149           48,306              47,843
           Mortgage loans                                          9,781                                9,781
                                                         ----------------  ---------------    ----------------
                                                                 105,930           48,306              57,624

        Less:
           Capital gains tax                                                                         (20,168)
           Transfer to IMR                                                                           (37,456)
                                                                                              ----------------
           Net realized capital gains (losses)                                                        -

        Year ended December 31, 1993:
           Bonds                                                 377,268            1,543             375,725
           Mortgage loans                                                         166,134           (166,134)
           Real estate                                                             14,664            (14,664)
                                                         ----------------  ---------------  ------------------
                                                                 377,268          182,341             194,927

        Less:
           Capital gains tax                                                                         (68,224)
           Transfer to IMR                                                                          (244,221)
                                                                                              ----------------
           Net realized capital gains (losses)                                                      (117,518)



       At December 31, 1995, 1994 and 1993, securities with a par value aggregating $275,000 were on deposit with the New York State Insurance Department.

COMPANION LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS, CONTINUED

       The Company invests in mortgage loans collateralized principally by commercial real estate. The maximum percentage of any one loan to the value of the security at the time of the loan was 75%. The Company did not invest in any new mortgage loans during 1995, 1994 or 1993. The estimated fair value of the mortgage loan portfolio totaled $22,745,530, $27,432,258 and $36,360,931 at December 31, 1995, 1994 and 1993,
       respectively.

 3 .   Federal Income Taxes:

       The provision for Federal income taxes reflects an effective income tax rate which differs from the prevailing Federal income tax rate primarily as a result of income and expense recognition temporary differences between financial and income tax reporting. The major differences include capitalization and amortization of certain acquisition amounts for tax purposes, different methods for determining statutory and tax insurance reserves, timing of the recognition of market discount on bonds and the acceleration of depreciation for tax purposes. Included in "Other
       Liabilities" is federal income taxes payable to an affiliate for $389,000, $558,000 and $675,000, at December 31, 1995, 1994 and 1993,
       respectively.

       The  Company's  tax returns have been  examined by the  Internal  Revenue
       Service (IRS) through 1989. The returns for 1990 through 1992 are currently under examination. Management believes these examinations will have no material impact on the Company's financial statements.

       Under Federal income tax law prior to 1984, the Company accumulated approximately $2,623,000 of deferred taxable income which could become subject to income taxes in the future under certain conditions.
      Management believes the chance that those conditions will exist is remote.

 4 .   Retirement Benefits:

       The Company participates with affiliated companies in a noncontributory defined benefit plan covering all United States employees meeting certain minimum requirements. Mutual of Omaha and its affiliates (the Companies) generally make annual contributions to the plan in an amount between the minimum ERISA-required contribution and the maximum tax-deductible contribution. Companion was not required to make a contribution in 1995, 1994 or 1993. Funds for the plan are held by United of Omaha under a group annuity contract.

       Information regarding accumulated plan benefits and net assets has not been determined on an individual-company basis. The Company's employees comprise less than 1% of the total employee group in 1995, 1994 and 1993. The Companies expensed contributions of

COMPANION LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS, CONTINUED

$9,114,637,  $8,745,945 and $8,597,302 in 1995, 1994 and 1993,  respectively.  A comparison of accumulated plan benefits and net assets for the entire plan as of
January 1, 1995, 1994 and 1993 follows:
                                                                    1995                1994
                                                              -----------------   -----------------

        Actuarial present value of accumulated plan benefits:
              Vested                                          $    280,516,363    $    262,456,863
              Nonvested                                              1,263,379           1,314,632
                                                              -----------------   -----------------

                                                              $    281,779,742    $    263,771,495
                                                              =================   =================

        Net assets available for benefits                     $    301,773,000    $    290,914,090
                                                              =================   =================

        Assumptions:
        Annual investment return                                    8.0%                10.0%
        Mortality table                                           1971 GAM             1971 GAM
        Discount rate                                               7.93%               8.71%




       The Companies also have the Mutual of Omaha 401(k) Long-Term Savings Plan covering all United States employees who have completed one year of service and have reached their 21st birthday. Participants may elect to contribute 1% to 16% of their salary annually subject to plan and IRS limitations. The Companies match at least 25% of the first 6% of the contributions made by each participant. Contributions by the Companies were $5,774,963 in 1995, $5,476,901 in 1994, and $5,113,658 in 1993.

       The Companies provide certain postretirement medical and life benefits to full time employees who have worked 10 years and attained age 55 while in service with the Companies. The medical plan is contributory with retiree contributions adjusted annually. The benefits are subject to cost-sharing features such as deductibles and coinsurance. The cost of these postretirement benefits is allocated in accordance with an intercompany cost-sharing arrangement. The Companies use the accrual method of accounting for postretirement benefits and elected to amortize the original transition obligation over 20 years.

COMPANION LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS, CONTINUED


The following  table set forth the Plan's funded status at December 31, 1995 and
1994:
                                                               1995                 1994
                                                         -----------------   -------------------

        Accumulated postretirement benefit obligation:
        Fully eligible actives                           $      9,071,511    $       9,898,773
        Retirees                                               72,687,982           72,976,766
                                                         -----------------   ------------------

                                                               81,759,493           82,875,539

        Unrecognized transition obligation                   (69,716,631)         (73,817,610)
        Unrecognized gain                                       9,951,187            6,469,385
                                                         -----------------   ------------------

                       Total accrued expense             $     21,994,049    $      15,527,314
                                                         =================   ==================

        Assumptions:
           Discount rate                                       7.25%                7.50%
        Health care trend rate:
           First year                                          8.50%           8.50 - 10.00%
           Ultimate                                            5.00%                5.00%
           Grading period                                     10 years             10 years




       The Companies net periodic reimbursement benefit costs include the following components at December 31, 1995, 1994 and 1993:

                                                          1995               1994                1993
                                                    -----------------  -----------------   -----------------

        Service and eligibility costs               $      1,654,470   $      1,839,420    $      1,528,640
        Interest costs                                     5,567,144          5,760,689           6,361,487
        Net amortization and deferral                      (683,259)            -
        Amortization of transition obligation              4,100,979          4,100,979           4,100,978
                                                    -----------------  -----------------   -----------------

                       Total benefit costs          $     10,639,334   $     11,701,088    $     11,991,105
                                                    =================  =================   =================



       The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate by one percentage point in each year would increase the Companies' postretirement benefit obligation as of December 31, 1995 by approximately $5,995,000 and the estimated eligibility cost and interest components of the net periodic postretirement benefit cost for 1995 by approximately $805,000.

COMPANION LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS, CONTINUED


 5 .   Related Party Transactions:

       At  December  31,  1995,  1994  and  1993,   approximately   $15,299,000,
       $21,159,000 and $22,619,000 of the Company's investments in mortgage loans were held through joint participations with United of Omaha. In 1995 and 1993, United of Omaha purchased approximately $3,287,000 and $4,511,500 of participating mortgage loans from the Company.

       United of Omaha provides actuarial, data processing, consulting and various other services to the Company. Charges for these services amounted to approximately $6,320,000, $5,640,000 and $4,617,000 for 1995,
       1994 and 1993, respectively. Included in other liabilities are unsettled balances related to these services of approximately $885,000, $407,000 and $121,000 as of December 31, 1995, 1994 and 1993, respectively.

       The Company also leases its principal office space from an affiliated company under an operating lease. The lease, whose original term ran from January 1, 1993 to December 1, 1995 has an option to renew for an identical term. The 1995, 1994 and 1993 rental expense under this lease was approximately $380,900. The Company is in the process of renewing its lease.

       In 1994, the Company received a $20,000,000 contribution to its capital and surplus from United of Omaha.

       The Company has also entered into various reinsurance agreements with Mutual of Omaha and United of Omaha. A summary of these agreements is included in Note 6.



 6 .   Reinsurance:

       The Company participates in various reinsurance agreements under which it cedes the risks for certain of its life insurance and accident and health business to unrelated and affiliated insurance companies. These risks are primarily reinsured on a yearly renewable term basis, coinsurance or a modified coinsurance basis whereby the Company continues to underwrite new contracts, administer existing contracts and retain the policy reserves. Under the modified coinsurance agreements, the Company pays reinsurance premiums and a portion of its investment income, and receives reimbursement for commissions, expense allowances, current benefits and reserve increases from the reinsurer.

COMPANION LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS, CONTINUED


Amounts deducted from policy reserves and premiums for reinsurance ceded by the Company are as follows:

                                                Policy Reserves             Premiums
                                                 ------------------    ------------------
        1995:
           Life insurance:
              Ceded to affiliates                $       5,998,629     $       4,369,203
              Ceded to nonaffiliate                      5,521,092               520,131
                                                 ------------------    ------------------
                                                        11,519,721             4,889,334
                                                 ------------------    ------------------
           Accident and health business:
              Ceded to affiliates                          136,955                25,034
              Ceded to nonaffiliates                        41,124                14,981
                                                 ------------------    ------------------
                                                           178,079                40,015
                                                 ------------------    ------------------
                       Total amount ceded        $      11,697,800     $       4,929,349
                                                 ==================    ==================
        1994:
           Life insurance:
              Ceded to affiliates                $       4,982,785     $       5,072,349
              Ceded to nonaffiliate                      5,433,048               764,444
                                                 ------------------    ------------------
                                                        10,415,833             5,836,793
                                                 ------------------    ------------------
           Accident and health business:
              Ceded to affiliates                          200,312                33,657
              Ceded to nonaffiliates                        50,438                17,646
                                                 ------------------    ------------------
                                                           250,750                51,303
                                                 ------------------    ------------------
                       Total amount ceded        $      10,666,583     $       5,888,096
                                                 ==================    ==================
        1993:
           Life insurance:
              Ceded to affiliates                $       4,162,552     $       3,665,061
              Ceded to nonaffiliate                      5,409,820             1,192,022
                                                 ------------------    ------------------
                                                         9,572,372             4,857,083
                                                 ------------------    ------------------
           Accident and health business:
              Ceded to affiliates                          205,540                42,424
              Ceded to nonaffiliates                        53,182                20,912
                                                 ------------------    ------------------
                                                           258,722                63,336
                                                 ------------------    ------------------
                       Total amount ceded        $       9,831,094     $       4,920,419
                                                 ==================    ==================

       United of Omaha has established a funds-withheld reinsurance treaty in compliance with regulations of the State of New York Insurance
       Department. Amounts withheld by the Company under this reinsurance agreement were approximately $7,938,000, $7,270,000 and $6,304,000 at December 31, 1995, 1994 and 1993.

COMPANION LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS, CONTINUED

       United World Life Insurance Company (United World), an affiliate domiciled in the State of Nebraska, has also deposited funds withheld with the Company in anticipation of a reinsurance treaty to become effective in 1996. Amounts withheld by the Company from United World totaled $500,000 at December 31, 1995.

       There is a contingent liability with respect to reinsurance which would become an ultimate liability of the Company in the event that such reinsuring companies are unable, at some later date, to meet their obligations under the reinsurance agreements.


 7 .   Policy Reserves:


       Withdrawal characteristics of annuity actuarial reserves and deposit fund liabilities at December 31, 1995 are as follows:

                                                                              Amount           % of Total
                                                                         ------------------   --------------
        Subject to discretionary withdrawal - with adjustment:
           - At book value, less surrender charge                        $      83,899,936           44.5
           - At market value                                                       584,527            0.3
        Subject to discretionary withdrawal - without adjustment:
           - At book value (minimal or no charge or adjustment)                 93,259,277           49.5
        Not subject to discretionary withdrawal provisions                      10,778,720            5.7
                                                                         ------------------      ---------
                       Total annuity actuarial reserves and deposit
                          fund liabilities                               $     188,522,460            100
                                                                         ==================      =========


       Fair value for the Company's insurance liabilities other than those for investment-type insurance contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

 8 .   Contingent Liability:

       The Company is a defendant in various legal actions arising primarily from its investment and insurance operations. In addition, insurance companies are subject to assessments, up to statutory limits, by state guaranty funds for losses to policyholders of insolvent insurance companies. In the opinion of management, the outcome of such legal proceedings and assessments will not have a material adverse effect on the financial position of the Company.

COMPANION LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS, CONTINUED

 9 .   Capital and Surplus:

       Dividends to the Company's stockholder are subject to prior approval by the State of New York Insurance Department.

 10 .   Business Risks:

       The Company is subject to regulation by state insurance departments and it undergoes periodic examinations by those departments. The following is a description of the most significant risks facing life and health insurers and how the Company mitigates those risks:

            Legal/Regulatory Risk is the risk that changes in the legal or regulatory environment in which an insurer operates will occur and create additional costs or expenses not anticipated by the insurer in pricing its products. The Company mitigates this risk by diversifying its line of products.

            Credit Risk is the risk that issuers of securities owned by the Company will default, or that other parties, including reinsurers which owe the Company money, will not pay. The Company minimizes this risk by adhering to a conservative investment strategy, by maintaining sound reinsurance, credit and collection policies, and by providing for any amounts deemed uncollectible.

            Interest-Rate Risk is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. The Company mitigates this risk by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer would have to sell assets prior to maturity and recognize a gain or loss.



 11.   Accounting Pronouncement:

       The Company's financial statements are prepared on the basis of statutory accounting principles which, for wholly-owned subsidiaries of mutual life and health and accident insurance companies, are currently considered to be generally accepted accounting principles (GAAP).

       The Financial Accounting Standards Board (FASB) issued an interpretation in 1993 indicating that financial statements of mutual life and health and accident insurance companies prepared on a statutory basis will no longer be considered in conformity with GAAP for fiscal years beginning after December 15, 1994. In 1995, the FASB issued a Statement which amended the Interpretation to defer the effective date of the general provisions of the Interpretation to fiscal years beginning after December 15, 1995 and extended the requirements of other FASB Statements to mutual life and health and accident insurance companies. The American Institute of Certified Public Accountants (AICPA) issued a Statement of Position that provided accounting guidance for certain participating insurance contracts of mutual life and health and accident insurance companies in 1995. The FASB Statement and AICPA Statement of Position are effective for financial statements issued for fiscal years beginning after December 31, 1995.

COMPANION LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS, CONTINUED
Should the Company decide to issue comparative GAAP financial statements, the effect of applying the pronouncements is to be reported retroactively by restatement of prior year GAAP financial statements for all years presented. The effects of these changes which are required for GAAP have not been quantified. Management has not yet determined how it will choose to comply with the provisions of the pronouncements.


                              Supplemental Schedule




Appendix A - Supplemental Schedule of Assets and Liabilities

COMPANION LIFE INSURANCE COMPANY

Annual Statement for the Year Ended December 31, 1995

Schedule I - Selected Financial Data

The following is a summary of certain financial data included in annual statement exhibits and schedules subjected to audit procedures by independent auditors and utilized by actuaries in the determination of reserves.

Investment income earned:
   Government bonds                                                                $           104,935
   Other bonds (unaffiliated)                                                               20,603,824
   Bonds of affiliates
   Preferred stocks (unaffiliated)  Preferred stocks of affiliates Common stocks
   (unaffiliated) Common stocks of affiliates
   Mortgage loans                                                                            2,264,264
   Real estate
   Premium notes, policy loans and liens                                                       583,981
   Collateral loans
   Cash on hand and on deposit                                                                  27,191
   Short-term investments                                                                      406,836
   Other invested assets
   Derivative instruments
   Aggregate write-ins for investment income                                                    14,926
                                                                                   --------------------

               Gross investment income                                             $        24,005,957
                                                                                   ====================

Real estate owned - book value less encumbrances

Mortgage loans - book value:
   Farm mortgages
   Residential mortgages
   Commercial mortgages                                                            $        21,596,144
                                                                                   --------------------

               Total mortgage loans                                                $        21,596,144
                                                                                   ====================



Mortgage loans by standing -book value:
   Good standing                                                                   $        21,596,144
   Good standing with restructured terms
   Interest overdue more than three months, not in foreclosure
   Foreclosure in process

Other long term assets - statement value
Collateral loans
Bonds and stocks of  parents,  subsidiaries  and  affiliates  - book value Bonds
   Preferred stocks Common stocks

Bonds and short-term investment by class and maturity:
Bonds by expected maturity - statement value
   Due within one year or less                                                              10,380,769
   Over 1 years through 5 years                                                            124,126,626
   Over 5 years through 10 years                                                           139,800,583
   Over 10 years through 20 years                                                           19,328,148
   Over 20 years                                                                             9,638,214
                                                                                   --------------------

               Total by maturity                                                           303,274,340
                                                                                   --------------------

Bonds by class - statement value
Class 1                                                                                    197,957,952
Class 2                                                                                    100,852,080
Class 3                                                                                      1,895,690
Class 4                                                                                        800,000
Class 5                                                                                      1,195,578
Class 6                                                                                        573,039
                                                                                   --------------------

               Total by class                                                              303,274,339
                                                                                   --------------------
               Total bonds publicly traded                                                 200,089,396
               Total bonds privately placed                                                103,184,945
Preferred stocks - statement value
Common stocks - market value
Short-term investments - book value                                                          4,000,000
Financial options owned - statement value
Financial options written and in force - statement value
Financial futures contracts open - current price
Cash on deposit                                                                              (338,823)


Life insurance in force:
   Industrial
   Ordinary                                                                        $     2,785,114,449
   Credit life
   Group life                                                                            1,495,951,119

Amount of accidental death insurance in force under ordinary policies                       51,033,902

Life insurance policies with disability provision in force:
   Industrial
   Ordinary                                                                                612,828,383
   Credit life
   Group life                                                                                7,531,000

Supplementary contracts in force:
Ordinary - not involving life contingencies
   Amount on deposit                                                                             1,046
   Income payable                                                                               55,864
Ordinary - involving life contingencies
   Income payable                                                                               33,685
Group - no involving life contingencies
   Amount of deposit
   Income payable
Annuities:
   Ordinary
      Immediate - amount of income payable                                                   1,328,955
      Deferred - fully paid account balance                                                 56,016,122
      Deferred - not fully paid - account balance                                          125,553,577
   Group
      Amount of income payable                                                                   6,998
      Fully paid account balance
      Not fully paid - account balance                                                         308,606
Accident and health insurance - premiums in force
   Ordinary                                                                                     64,138
   Group                                                                                         5,088
   Credit
Deposit funds and dividend accumulations:
   Deposit funds - account balance                                                             177,680
   Dividend accumulations - account balance                                                     81,760


Claim payments 1995:
   Group accident and health year - ended December 31, 1995
      1995
      1994
      1993                                                                                     (1,276)
   Group accident and health
      1995                                                                                      24,531
      1994                                                                                      32,975
      1993
   Other coverages that use developmental methods to calculate claims reserves
      1995
      1994
      1993

===============================================================================
PART C  OTHER INFORMATION

ITEM 24.FINANCIAL STATEMENTS AND EXHIBITS
        (a) Financial Statements

            All required financial statements are included in Part B of this Registration Statement.
        (b) Exhibits:  The following exhibits are filed herewith:
      (1)      (a)      Resolution of the Board of Directors of Companion Life
                        Insurance Company establishing the Variable Account.
                        Note 1.

      (2)               Not Applicable.

      (3) (a) Principal Underwriting Agreement by and between Companion Life Insurance Company, on its own behalf and on behalf of the Variable Account, and Mutual of Omaha Investor Services, Inc. Note 2.

               (b) Form of Broker/Dealer Supervision and Sales Agreement by and between Mutual of Omaha Investor Services, Inc. and the Broker/Dealer. Note 3.

      (4)      (a)      Form of Policy for the Ultrannuity Series V Variable
                        Annuity.

               (b)      Form of Rider.

      (5)     Form of Application for the Ultrannuity Series V Variable Annuity.

      (6)      (a)      Articles of Incorporation of Companion Life Insurance
                        Company.  Note 1.

               (b)      Bylaws of Companion Life Insurance Company.  Note 1.

      (7)               Not Applicable.

      (8)      (a)      Participation Agreement by and between Companion Life
                        Insurance Company and the Alger American Fund.  Note 3.

               (b) Participation Agreement by and between Companion Life Insurance Company and the Insurance Management Series.
                        Note 3.

               (c) Participation Agreement by and between Companion Life Insurance Company and the Fidelity VIP Fund and Fidelity VIP Fund II. Note 2.

               (d) Participation Agreement by and between Companion Life Insurance Company and MFS Variable Insurance Trust.
                        Note 3.

               (e) Participation Agreement by and between Companion Life Insurance Company and the Scudder Variable Life Investment Fund. Note 2.

               (f) Participation Agreement by and between Companion Life Insurance Company and T. Rowe Price International Series, T. Rowe Price Fixed Income Series, and T. Rowe Price Equity Series. Note 2.

               (g) Administrative Services Agreement by and between Companion Life Insurance Company and Vantage Computer Systems. Note 2.

      (9)      (a)      Opinion and Consent of Counsel.

               (b)      Consent of Counsel.

      (10)     Consent of Independent Auditors.

      (11)     Not Applicable.

      (12)     Not Applicable.

      (13)     Schedules for Computation of Performance Data.  Note 3.

      (14)     Powers of Attorney.  Note 3.

   Note 1. Incorporated by Reference to the Initial Registration Statement for Companion Separate Account C filed on October 13, 1994 (File No. 33-85090).

   Note 2. Incorporated by reference to the Pre-effective Amendment #1 to the Registration Statement for Companion Separate Account C filed on February 13, 1995 (File No. 33-85090).

   Note 3. Incorporated by reference to the Initial Registration Statement for Companion Separate Account C filed on October 12, 1995 (File No. 33-98062).


ITEM 25.       DIRECTORS AND OFFICERS OF THE DEPOSITOR
                                                            PRINCIPAL POSITIONS
NAME AND                                                     AND OFFICES WITH
BUSINESS ADDRESS 5/                                                DEPOSITOR

   Thomas J. Skutt 6/                                                   Chairman
   Ernest B. Johnston 9/      Vice-Chairman, President & Chief Executive Officer
   John W. Weekly 9/                                               Vice-Chairman
   William G. Campbell 9/                                               Director
   Samuel L. Foggie 9/                                                  Director
   M. Jane Huerter 9/             Director, Vice President & Assistant Secretary
   Charles T. Locke                                                     Director
   John L. Maginn9/               Director, Vice President & Assistant Treasurer
   Jocile S. Stockman 9/                                                Director
   Oscar S. Straus 9/                                                   Director
   John A. Sturgeon 9/                                                  Director
   Fred C. Boddy                                      Vice President & Treasurer
   Daniel R. Varona    General Counsel, Secretary & Chief Administrative Officer
   Burton D. Jay 9/                                     Vice President & Actuary
   Robert J. Quinn, II 9/                      Vice President & Medical Director
   Raymond J. Vendetti                                   Regional Vice President


--------

5/ Business  Address  for   each   person  listed is  Companion  Life  Insurance
Company, 401 Theodore Fremd Avenue, Rye, New York 10580- 1493, unless otherwise indicated.

6/ Business Address is Mutual of Omaha Insurance Company, Mutual of Omaha Plaza, Omaha, Nebraska 68175

                                                C - 2

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

                                                       Percentage   Principal
NAME OF CORPORATION (WHERE ORGANIZED)                    OWNERSHIP   BUSINESS
-------------------------------------                    ---------   --------
Mutual of Omaha Insurance Company (NE)                      NA       Health Insurer
     ARD-RICH Realty Corp. (NY)                            100%      Real Estate Investments
     Kirkpatrick, Pettis, Smith, Polian Inc. (NE)          100%      Investment Banking Securities
                                                                       Brokerage and Money Management
        KPM Investment Management, Inc. (NE)               100%      Investment Advisor
        Kirkpatrick Pettis Trust Company (NE)              100%      Trust Company
     Mutual Asset Management Co. (NE)                      100%      Asset Management Services
     Mutual of Omaha Health Plans, Inc. (NE)               100%      Managed Health Care Company
          Exclusive Healthcare, Inc. (NE)                  100%      Health Maintenance Organization
               Mutual of Omaha of Colorado
               and Primera, Inc. (CO)                       50%      Health Maintenance Organization
               Mutual of Omaha Health Plans of
                Lincoln, Inc. (NE)                         100%      Health Maintenance Organization
               Preferred HealthAlliance, Inc. (NE)          51%      Managed Health Care Company
          Mutual of Omaha Dental Plans of
              Nebraska, Inc. (NE)                          100%      Prepaid Dental Service Organization
          Mutual of Omaha Dental Plans of Nevada, Inc.(NV) 100%      Prepaid Dental Service Organization
          Mutual of Omaha of South Dakota &
           Community Health Plus HMO, Inc. (SD)            100%      Health Maintenance Organization
     Mutual of Omaha Investor Services, Inc. (NE)          100%      Securities Broker/Dealer
     Mutual of Omaha Marketing Corporation (NE)            100%      Insurance Marketing Organization
     Mutual of Omaha U.K. Limited (England)                100%      (Inactive)
     The Omaha Indemnity Company (WI)                      100%      Auto & Homeowner Insurer
                                                                     (No new business since 1986)
     Omaha Property and Casualty Insurance Company (A/)    100%      Personal Property & Casualty Insurer
          Adjustment Services, Inc. (NE)                   100%      Claims Adjusting Company
     Omex Realty, Inc. (NE)                                100%      Real Estate Investments
     Tele-Trip Company, Inc. (DE)                          100%      Travel Services & Insurance
                                                                        Marketing Organization
     UB Realty, Inc. (NE)                                  100%      Real Estate Investments
     United Life Insurance Company (NE)                    100%      Life Health & Accident Insurer
                                                                        (all states except NY)
     Companion Life Insurance Company (NY)                 100%      Life Insurer (NY only)
     Mutual of Omaha Structured Settlement Company (NE)    100%      Structured Settlement Assignment
                                                                        Company
   Mutual of Omaha Structured Settlement Company (CT)      100%      Structured Settlement Assignment
                                                                     Company
   Mutual of Omaha Structured Settlement Company
      of New York (NY)                                     100%      Structured Settlement Assignment
                                                                     Company
   United World Life Insurance Company (B/)                100%      Life Health & Accident Insurer
   United Properties Co.                                    50%      Real Estate General Partnership

A/ Incorporated in Delaware.  Redomesticated to Nebraska.
B/ Incorporated in Illinois.  Redomesticated to Nebraska.

     *  Subsidiaries   are  indicated  by   indentations.   All  companies  file
independent financial statements, except Kirkpatrick Pettis Smith Polian Inc. and KPM Investment Management Inc. file consolidated financial statements.

ITEM 27.       NUMBER OF POLICYOWNERS

               As of October 30, 1996, there were no Owners of the Policies.


                                      C - 3

ITEM 28.       INDEMNIFICATION

               Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Companion pursuant to the foregoing provisions, or otherwise, Companion has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Companion of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), Companion will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. With respect to indemnification, Article V, Section 8 of Companion's Bylaws provides as follows:

               The Corporation shall indemnify any person, made, or threatened to be made, a party to any action or proceeding other than one by or in the right of the Corporation to procure a judgment in its favor, whether civil or criminal, which any officer of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that he, his testator or intestate, was an officer of the Corporation, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such officer acted, in good faith, for a purpose which he is reasonably believed to be in the best interests of the Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.. The termination of any such civil or criminal action proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such officer did not act, in good faith, for a purpose which he is reasonably believed to be in the best interests of the Corporation or that he had reasonable cause to believe that his conduct was unlawful.

ITEM 29.       PRINCIPAL UNDERWRITER

     In addition to Registrant, Mutual of Omaha Investor Services, Inc. is the Principal Underwriter for policies offered by Companion Life Insurance Company through Companion Life Separate Account C. The directors and officers of Mutual of Omaha Investor Services, Inc. are as follows:

            NAME7                        TITLE

            Richard A. Witt           Director & President
            William J. Bluvas         Vice President & Treasurer
            M. Jane Huerter           Director & Secretary
            Amy J. Owens              Assistant Treasurer & Assistant Secretary
            Michael F. Gentile        Vice President
            Linda K. Augustyn         Vice President
            John L. Maginn            Director
            Lawrence F. Harr          Director
            Thomas T. Sawicz          Director
            John W. Weekly            Director

ITEM 30.LOCATION OF ACCOUNTS AND RECORDS

            The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Companion Life Insurance Company at 401 Theodore Fremd Avenue, Rye, New York 10580-1493.

--------
7/ Business address is Mutual of Omaha Plaza, Omaha, Nebraska  68175

                                      C - 4

ITEM 31.MANAGEMENT SERVICES.

            All management policies are discussed in Part A or Part B of this registration statement.

ITEM 32.UNDERTAKINGS

            (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Purchase Payments under the Policy may be accepted.
            (b) Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or
(ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.
            (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Companion at the address or phone number listed in the Prospectus.
            (d) Companion Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Companion Life Insurance Company.


                                      C - 5

                                   SIGNATURES

        As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Pre-effective Amendment #1 to the Registration Statement to be signed on its behalf, in the City of Omaha and State of Nebraska, on this ______ day of ____________________, 1996.

                                     COMPANION SEPARATE ACCOUNT C

                                     COMPANION LIFE INSURANCE COMPANY
                                     Depositor

                                            /s/Kenneth W. Reitz
                                     ---------------------------------------
                                     By:    Kenneth W. Reitz


        As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated on this ______ day of __________, 1996.


SIGNATURES                                  TITLE

   /s/ Ernest B. Johnston by Kenneth W. Reitz*
-----------------------
Ernest B. Johnston          Vice-Chairman, President and Chief Executive Officer

   /s/ Fred C. Boddy by Kenneth W. Reitz*
------------------------
Fred C. Boddy         Vice President and Treasurer (Principal Financial Officer)

   /s/ John C. Gribbon by Kenneth W. Reitz*
------------------------
John C. Gribbon          Assistant Vice President (Principal Accounting Officer)

        /s/ Kenneth W. Reitz
by __________________________________, for and on behalf of:
        Kenneth W. Reitz

Thomas J. Skutt*                     Chairman
John W. Weekly*                      Vice-Chairman
William G. Campbell*                 Director
Samuel L. Foggie*                    Director
M. Jane Huerter*                     Director
Charles T. Locke*                    Director
John L. Maginn*                      Director
Oscar S. Straus*                     Director
John A. Sturgeon*                    Director

* All individuals have granted Powers of Attorney executed on and between July 13 and August 1, 1995 whereby Kenneth W. Reitz is authorized to execute this Registration Statement on their behalf.

                            EXHIBIT INDEX

Exhibit              Description of                                       Page
   NO.                      EXHIBIT                                      NO.


(4) (a)       Form of Policy for the Ultrannuity Series V Variable Annuity

(4) (b)       Form of Rider for the Ultrannuity Series V Variable Annuity

(5)           Form of Rider Application for the Ultrannuity Series V Variable
              Annuity

(9) (a)       Opinion and Consent of Counsel

(9) (b)       Consent of Outside Counsel

(10)          Consent of Independent Auditors

(14)          Powers of Attorney